Annual Information Form of Platinum Group Metals Ltd.
For year ended: August 31, 2011

Annual Information Form – Filed November 22, 2011

Platinum Group Metals Ltd.
2011 Annual Information Form

Platinum Group Metals Ltd.
2011 Annual Information Form

Preliminary Notes

DATE OF INFORMATION

All information in this Annual Information Form (“AIF”) of Platinum Group Metals Ltd. (“Platinum Group” or the “Company”) is as of August 31, 2011 unless otherwise indicated.

GLOSSARY OF TERMS

Schedule “B” attached hereto contains a glossary of mining terms used in this AIF.

DOCUMENTS INCORPORATED BY REFERENCE

Incorporated by reference into this AIF are the Consolidated Audited Financial Statements of the Company for the year ended August 31, 2011 (the ”Financial Statements”) as filed on SEDAR on November 21, 2011, a copy of which may be obtained online from SEDAR at www.sedar.com.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this AIF to the extent that a statement contained in this AIF or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this AIF, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

All financial information in this AIF is prepared in accordance with generally accepted accounting principles in Canada.

FORWARD LOOKING STATEMENTS

This AIF and the documents incorporated by reference herein contain “forward-looking statements” and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future, including without limitation, statements regarding estimates and/or assumptions in respect of production, revenue, cash flows and costs, estimated project economics, mineral resource and mineral reserve estimates, potential mineralization, potential mineral resources and mineral reserves, projected timing of possible production, the Company’s exploration and development plans and objectives with respect to its projects and the successful exercise of the Maseve Subscription Right (as defined herein) are forward-looking statements.

These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements in respect of capital costs, operating costs, production rate, grade per tonne and smelter recovery are based upon the estimates in the Updated Feasibility Study and the forward-looking statements in respect of metal prices and exchange rate are based upon the three year trailing average prices and the assumptions contained in the Updated Feasibility Study.

Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual events or results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual events or results were realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events of the Company to differ materially from current expectations include, among other things: metals price volatility; additional financing requirements; economic and political instability; the ability to obtain and maintain necessary permits; fluctuations in the relative values of the Canadian Dollar as compared to the South African Rand and the United States Dollar; property title risks including defective title to mineral claims or property; the mineral exploration industry is extremely competitive; South African foreign exchange controls may limit repatriation of profits; the Company’s designation as a “passive foreign investment company”; discrepancies between actual and estimated reserves and resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future; success of exploration activities and permitting time lines; the speculative nature of mineral exploration, development and mining, including the risks of obtaining necessary licenses and permits; exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, mine collapses, cave-ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; the Company’s limited experience with development-stage mining operations; the Company has a history of losses; most of the Company’s properties contain no proven reserves; the ability of the Company to retain its key management employees; conflicts of interest; dilution through the exercise of outstanding options and warrants; share price volatility and no expectation of paying dividends; any disputes or disagreements with the Company’s joint venture partners; socio-economic instability in South Africa or regionally; the Company’s land in South Africa could be subject to land restitution claims; any adverse decision in respect of the Company’s prospecting or future mining rights and projects in South Africa; the introduction of South African State royalties where the Company’s current mineral reserves are located; and the other risks disclosed under the heading “Risk Factors” in this AIF.

Platinum Group Metals Ltd.
2011 Annual Information Form

Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

CURRENCY AND EXCHANGE

All dollar amounts in this AIF are expressed in Canadian Dollars unless otherwise indicated. The Company’s accounts are maintained in Canadian Dollars. All references to “U.S. Dollars” or to “US$” are to U.S. Dollars. All references to “ZAR” or to “R” or to “Rand” are to South African Rand.

The following table sets forth the rate of exchange for the Canadian Dollar expressed in United States Dollars in effect at the end of the indicated periods, the average of exchange rates during such periods, and the high and low exchange rates during such periods based on the noon rate of exchange as reported by the Bank of Canada.

Canadian Dollars to U.S. Dollars	Year Ended August 31
	2011	2010	2009	2008
Rate at end of period	US$1.0221	US$0.9399	US$0.9118	US$0.9411
Average rate for period	US$1.0115	US$0.9565	US$0.8484	US$0.9961
High for period	US$1.0583	US$0.9950	US$0.9711	US$1.0905
Low for period	US$0.9506	US$0.9244	US$0.7653	US$0.9365

The noon rate of exchange on November 21, 2011 as reported by the Bank of Canada for the conversion of Canadian Dollars into United States Dollars was Canadian $1.00 equals US$0.9629.

The following table sets forth the rate of exchange for the South African Rand, expressed in Canadian Dollars in effect at the end of the periods indicated, the average of exchange rates during such periods, and the high and low exchange rates during such periods based on the noon rate of exchange as reported by the Bank of Canada.

Platinum Group Metals Ltd.
2011 Annual Information Form

South African Rand to Canadian Dollars	Year Ended August 31
	2011	2010	2009
Rate at end of period	$0.1397	$0.1443	$0.1409
Average rate for period	$0.1428	$0.1393	$0.1304
High for period	$0.1510	$0.1358	$0.1108
Low for period	$0.1352	$0.1441	$0.1502

The rate of exchange on November 21, 2011 as reported by the Bank of Canada for the conversion of South African Rand into Canadian Dollars was one South African Rand equals Canadian $0.1247.

METRIC EQUIVALENTS

For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Tons	Tonnes	0.907185
Ounces (troy)/ton	Grams/Tonne	34.2857

Terms used and not defined in this AIF that are defined in National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) shall bear that definition. Other definitions are set out in National Instrument 14-101 Definitions, as amended.

CAUTIONARY NOTE TO UNITED STATES READERS – DIFFERENCES REGARDING THE DEFINITIONS OF RESOURCE AND RESERVE ESTIMATES IN THE UNITED STATES AND CANADA

Mineral Reserve

The definitions of “mineral reserves”, “proven mineral reserves” and “probable mineral reserves,” as used in this report, are Canadian mining terms as defined in accordance with National Instrument 43-101 -Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000. CIM standards differ from the standards in the United States.

Under United States standards, a “mineral reserve” is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, where:

  “reserve” means that part of a mineral deposit which can be economically and legally extracted or produced at the time of the reserve determination;

  “economically” implies that profitable extraction or production has been established or analytically demonstrated to be viable and justifiable under reasonable investment and market assumptions; and

  while “legally” does not imply that all permits needed for mining and processing have been obtained or that other legal issues have been completely resolved, for a reserve to exist, there should be a reasonable certainty based on applicable laws and regulations that issuance of permits or resolution of legal issues can be accomplished in a timely manner.

Platinum Group Metals Ltd.
2011 Annual Information Form

Mineral reserves are categorized as follows on the basis of the degree of confidence in the estimate of the quantity and grade of the deposit.

Under United States standards, proven or measured reserves are defined as reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geographic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Under United States standards, probable reserves are defined as reserves for which quantity and grade and/or quality are computed from information similar to that of proven reserves (under United States standards), but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation.

Mineral Resource

While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission (“SEC”). “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves .

Corporate Structure

The Company is a British Columbia corporation amalgamated on February 18, 2002 pursuant to an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. On January 25, 2005, the Company was transitioned under the Business Corporations Act (British Columbia). On February 22, 2005, the Company’s shareholders passed a special resolution to amend the authorized share capital from 1,000,000,000 common shares without par value (“Common Shares”) to an unlimited number of common shares without par value, to remove the Pre-existing Company Provisions and to adopt new articles.

The Company’s head office is located at:
328 – 550 Burrard Street
Vancouver, British Columbia
Canada, V6C 2B5

The Company’s registered office is located at:
Gowling Lafleur Henderson LLP
2300 - 550 Burrard Street
Vancouver, British Columbia
Canada, V6C 2B5

Platinum Group Metals Ltd.
2011 Annual Information Form

PLATINUM GROUP METALS AND ITS PRINCIPAL SUBSIDIARIES

The Company has two wholly-owned subsidiaries, one majority-owned subsidiary and a 37% holding in a fourth company, all of which are incorporated under the company laws of The Republic of South Africa. The Company also has a 100% owned subsidiary, Platinum Group Metals (Barbados) Ltd., incorporated under the laws of Barbados, which is currently inactive and not material to the affairs of the Company.

The Company conducts its South African exploration and development work through its wholly-owned direct subsidiary, Platinum Group Metals (RSA) (Proprietary) Limited (“PTM RSA”). PTM RSA holds the Company’s interests in Project 1 and Project 3 of what was formerly the Western Bushveld Joint Venture (the “WBJV”) through its majority 74% holdings in Maseve Investments 11 (Pty) Limited (“Maseve”). See details below “Projects 1 and 3 of the Western Bushveld Complex”

PTM RSA also holds 100% of the shares of a company named Wesplats Holding (Proprietary) Limited (“Wesplats”), a holding company set up to acquire surface rights over Project 1, and a 37% interest in Wildebeest Platinum (Pty) Limited (“Wildebeest”), a company set up to hold prospecting permits for the exploration joint venture between the Company and Sable Platinum (Pty) Ltd. (“Sable”).

The registered and records offices of PTM RSA, Maseve, Wesplats and Wildebeest are located at 4th Floor, Aloe Grove, 196 Louis Botha Avenue, Houghton Estate, Johannesburg, 2000, Gauteng Province, Republic of South Africa. The principal business address of PTM RSA is Technology House, Greenacres Office Park, Victory Park, Johannesburg 2193, Gauteng Province, South Africa.

General Development of the Business

Since its formation in 2002, the Company has been engaged in the acquisition, exploration and development of Platinum properties with interests in the western and northern limbs of the Bushveld Complex in South Africa and in Ontario, Canada. Currently, the Company’s primary focus is bringing its Project 1 Platinum Mine located in the Western Bushveld Complex of South Africa into production.

Three Year History

The following is a timeline summarizing the Company’s activities over the last three years:

Platinum Group Metals Ltd.
2011 Annual Information Form

May 2008	The Company purchased surface rights adjacent to the east of the Project 1 deposit area measuring 216.27 hectares.	Page 19
May 2008	The Company purchased additional surface rights directly over a portion of the Project 1 deposit area measuring 358.79 hectares.	Page 19
July 2008	The Company published a Feasibility Study and revised resource estimation for the Project 1 area of the WBJV.	Page 35
September 2008

The Company announced that the parties of the WBJV entered into an agreement, subject to formal documentation and conditions precedent, to consolidate and rationalize the ownership of the mineral rights held by the WBJV.

Page 13
December 2008

On December 9, 2008, the Company announced the execution of definitive agreements (the “Consolidation Agreements”) by Anglo Platinum Limited (“Anglo”) and Wesizwe Platinum Limited (“Wesizwe”) to consolidate and rationalize the ownership of the mineral rights held by the WBJV (the “Consolidation Transaction”). The Consolidation Agreements were completed on April 22, 2010.

Page 13
March 2009	The Company entered into an option agreement with Japan Oil, Gas and Metals National Corporation (“JOGMEC”) whereby JOGMEC may earn 35% (one-half of the Company’s interest) of the War Springs Project.	Page 38
September 2009	The Company was granted prospecting rights for a 118 square kilometre area named the Waterberg Project north of the known North Limb of the Bushveld Complex.	Page 38
October 2009

The Company entered into an agreement with JOGMEC and empowerment company Mnombo Wethu Consultants CC (“Mnombo”) whereby JOGMEC may earn up to a 37% interest in the Waterberg project and Mnombo may earn a 26% interest.

Page 39
October 2009	The Company published the Updated Feasibility Study and revised resource estimate for the Project 1 area of the WBJV.	Page 32
April 2010

The Company paid an equalization amount due to Anglo of R 186.28 million (approximately $24.83 million at the time), including interest charges, as required under the terms of the original WBJV Agreement.

Page 13
April 2010

On April 22, 2010, the Consolidation Transaction was completed and the WBJV was dissolved. The mineral rights underlying Project 1 and 3 were transferred into project operating company, Maseve. Wesizwe received a 45.25% initial interest in Maseve in exchange for the mineral rights it transferred to Maseve and the Company owned the remaining 54.75%.

Under the terms of the Consolidation Agreements, the Company acquired the right to subscribe for a further 19.25% interest in Maseve (the “Maseve Subscription Right”). Company exercised the Maseve Subscription Right in January 2011. See “Acquisition and Reorganization – Project 1 and 3”.

Page 13
August 2010	The Company purchased surface rights covering 1,713 hectares overlaying the area of Project 1 for R 130.0 million (approximately $18.80 million).	Page 19
October 2010

The Company raised gross proceeds of $143.81 million on the issue of 70.15 million shares. The net proceeds were approximately $135.6 million after deducting the underwriters’ fee of $7.91 million and expenses of the offering of $0.3 million.

Platinum Group Metals Ltd.
2011 Annual Information Form

December 2010	The Company appointed DRA Mining Pty Ltd. (“DRA”) as Engineering, Procurement, Construction and Management (“EPCM”) contractor for surface infrastructure and underground development at Project 1.	Page 14
January 2011

On January 14, 2011, the Company exercised its Maseve Subscription Right and acquired a further 19.25% interest in Maseve for subscriptions in the amount of approximately $59 million (R 408.81 million), thereby increasing its shareholding to 74%.

Page 13
February 2011

The Company acquired a right to earn up to a 75% interest (the “Bark Lake Option”) in Benton Resources Corp’s ("Benton"), Bark Lake platinum-palladium project, comprised of 19 mineral claims located west of Thunder Bay, Ontario. The Company stakes additional claims near Thunder Bay and commences exploration programs and drilling in the region.

Page 39
March 2011

The Company received a positive record of decision from the Department of Mineral Resources of the Government of South Africa (“DMR”) for the detailed underground development plans and environmental management program, including the taking of a bulk sample.

Page 14
May 2011	The Company commenced the Phase 1 civil construction work at Project 1 (“Phase 1.”)	Page 14
July 2011	The Company awarded the contract to develop the Phase 1 underground decline tunnels at Project 1 to JIC Mining Services (“JIC”) of Johannesburg, South Africa.	Page 14
August 2011	The Company acquired 100% ownership in the Providence Lake Nickel (Ni)-Copper (Cu)-Platinum Group Elements (PGE) property located in the Northwest territories, Canada.	Page 39
August 2011

The Company entered into a mandate letter with Barclays Capital, the investment banking division of Barclays Bank PLC (together with its affiliate Absa Capital, the corporate & investment banking division of Absa Bank Limited), The Standard Bank of South Africa Limited, West LB AG and Caterpillar Financial SARL for a US $260 million project finance loan to develop the Project 1 Platinum Mine. The proposal has preliminary credit committee approval from each of the proposed lenders, but is subject to certain legal and technical due diligence, final credit approval and execution of a formal loan agreement. Completion of due diligence and the documentation is currently in process.

Page 10

Description of the Company’s Business

General

The Company’s business is conducted primarily in South Africa, and to a lesser extent, in Ontario and the Northwest Territories in Canada. The Company’s flagship, Project 1, in the Western Bushveld Complex of South Africa, is currently in development. The proceeds from the October 2010 Financing were utilized to execute the initial Phase 1 development and bulk sample program, including beginning to sink twin declines into the central part of the Project 1 deposit. Phase 1 is budgeted at USD $100 million. The Company is in the process of obtaining further financing to continue the development of Project 1. Phase 1 is approximately 55% to 60% complete with estimated completion by late calendar 2012. Subject to the grant of a final mining right from the Government of South Africa, once funding from both debt and equity sources is complete, the Company plans to commence Phase 2, including an additional southern decline access to the deposit and a milling, concentrating and tailings facility. Plant and facility construction and commissioning are estimated to take two years to complete. First production is currently projected to occur in late mid-2014. Full commercial production is estimated to occur after a two to three year ramp up period subsequent to the commissioning of the plant.

Platinum Group Metals Ltd.
2011 Annual Information Form

The Company also holds interests in various early stage exploration projects located in Canada and in South Africa. The Company continues to evaluate exploration opportunities both on currently owned properties and on new prospects. Details of these projects may be found in the “Mineral Property Interests” section below and in Note 6 of the Financial Statements.

To conduct its exploration and development, the Company is dependent on sub-contractors for certain construction, engineering, geological services, drilling equipment and supplies. These are generally available but vary in price and immediacy of availability subject to demand. For recent development regarding key personnel and contractors for Project 1 see “Recent Development – Project 1”

At present the Company has no debt other than trade payables in the normal course. The Company holds its cash at a major Canadian chartered bank, a major London Bank or with a major South African bank in current accounts and interest bearing deposits. The Company currently owns no marketable securities.

Recent Financing

In October 2010, the Company raised gross proceeds of $143.81 million on the issue of 70.15 million shares on a bought deal basis. The net proceeds received by the Company from the offering were approximately $135.6 million (determined after deducting the underwriters’ fee of $7.91 million and estimated expenses of the offering of $300,000). The Company’s 2009 Updated Feasibility Study estimates the total capital cost to build the Project 1 Platinum Mine at US$443 million (at 8.0 Rand to the USD). The net proceeds of the offering allowed the Company to initiate development, but further financing will be required to complete the project, likely from a combination of debt financing and the issuance of additional equity.

The Company entered into a mandate letter with Barclays Capital, the investment banking division of Barclays Bank PLC (together with its affiliate Absa Capital, the corporate & investment banking division of Absa Bank Limited), The Standard Bank of South Africa Limited, West LB AG and Caterpillar Financial SARL for a US $260 million project finance loan to develop the Project 1 Platinum Mine. The proposal has preliminary credit committee approval from each of the proposed lenders, but is subject to certain legal and technical due diligence, final credit approval and execution of a formal loan agreement. Completion of due diligence and the documentation is currently in process. Draw down on the facility would be subject to certain conditions, including the completion of a concentrate off take agreement and the grant of a final mining authorization for Project 1 by the DMR. Based on the current timelines to completion of documentation, hedging facilities, off take agreements, updated implementation engineering and the grant of a final mining right, the Company now anticipates that completion of formal loan arrangements will occur in Q1 and Q2 of calendar 2012.

Platinum and Palladium Trends

  The platinum market was close to balance in 2010, with a surplus of just 20,000 oz. Supplies remained almost flat at 6.06 million ounces, while gross demand increased by 16% to 7.88 million ounces. Recycling of platinum increased by almost a third to 1.84 million ounces.

  Gross demand for platinum in autocatalysts increased by 43% to 3.13 million ounces in 2010 as the global automotive sector bounced back from a poor 2009. Increased vehicle production in Europe in particular benefited platinum.

  Gross industrial demand for platinum increased by 48% to 1.69 million ounces in 2010, led by growth in the glass and chemical sectors.

  Gross demand for platinum from the jewelry sector fell by 14% to 2.42 million ounces in 2010 mainly due to softer Chinese demand. Purchasing of platinum by the jewelry industry in other regions remained fairly stable.

  Identifiable physical investment demand for platinum remained almost flat in 2010 at 650,000 oz.

Platinum Group Metals Ltd.
2011 Annual Information Form

  The palladium market was in a fundamental deficit of 490,000 oz in 2010. Supplies of palladium increased by a modest 3% to 7.29 million ounces. Gross demand increased by 23% to 9.63 million ounces, its highest ever level. Recycling of palladium increased by 29% to 1.85 million ounces.

  A strongly performing automotive sector in all regions pushed up gross demand for palladium in autocatalysts by 35% to 5.45 million ounces in 2010.

  Gross industrial demand for palladium increased by 70,000 oz in 2010 to 2.47 million ounces. Gross palladium demand in the jewelry sector softened by 20% in 2010 to 620,000 oz.

  Net identifiable physical investment demand for palladium increased by a remarkable 74% in 2010 due to strong demand for various palladium exchange traded funds (ETFs).

Employees

As at August 31, 2011, the Company’s complement of staff, consultants and casual workers in both Canada and South Africa consists of approximately 30 individuals. A further six people have been appointed as the owner’s team for the Project 1 Platinum Mine in South Africa. EPCM provider, DRA has assigned approximately 30 people to the project. Civil and underground mining contractors currently have approximately 300 people working on site at Project 1. Of these 300 people more than 30% are people from the local community surrounding Project 1.

Specialized Skills and Knowledge

Due to the specialized skills and knowledge required for a company in the development phase and moving into the production phase, the Company has contracted the services of Requisite Business Solutions (“RBS”), an experienced and professional Human Resources Company, to provide services to both the site and office for Project 1. These services include human resources, organization design and human resource planning services. For recent development regarding key personnel and contractors for Project 1 see “Recent Development – Project 1”.

Competition

The global platinum group metals (“PGM”) mining industry is characterised by long term rising demand from global automotive and fabrication sectors on one hand and constrained supply sources on the other. South Africa’s PGM mining sector is the largest and fastest growing sector in the South African mining industry, representing approximately 80% of global supply. Almost all of the South African platinum supply comes from the geographic constraints of the Western and Eastern Limbs of the Bushveld Igneous Complex, resulting in a high degree of competition for mineral rights and projects. Notwithstanding its geographic superiority, the South African sector remains beholden to economic developments in the global automotive industry which accounts for approximately 50% of the total global demand for platinum. A prolonged downturn in global automobile and light truck sales, resulting in depressed platinum prices, often results in declining production as unprofitable mines are shut down. Alternatively, strong automobile and light truck sales combined with strong fabrication demand for platinum, most often results in a more robust industry, creating competition for resources, including funding, labour, technical experts, power, water, materials and equipment. The South African industry is dominated by three or four producers, who also control smelting and refining facilities. As a result there is general competition for access to these facilities on a contract basis. As the Company moves towards production from its Project 1 it will become exposed to many of the risks of competition as outlined herein and as set out below. See further discussion in “Risk Factors” below.

Environmental Compliance

The Company’s current and future exploration and development activities, as well as future mining and processing operations, if warranted, are subject to various federal, state and local laws and regulations in the countries in which the Company conducts its activities. These laws and regulations govern the protection of the environment, prospecting, development, production, taxes, labour standards, occupational health, mine safety, toxic substances and other matters. Company management expects to be able to comply with those laws and does not believe that compliance will have a material adverse effect on the Company’s competitive position. The Company intends to obtain all licenses and permits required by all applicable regulatory agencies in connection with our mining operations and exploration activities. The Company intends to maintain standards of compliance consistent with contemporary industry practice.

Platinum Group Metals Ltd.
2011 Annual Information Form

Foreign Operations

The Company conducts the majority of its business in South Africa. South Africa has a large and well-developed mining industry, particularly in the area where the Project 1 is located. This, among other factors, means the infrastructure in the area is well established, with well-maintained roads and highways as well as electricity distribution networks, water supply and telephone systems. There is also excellent access to materials and skilled labour in the region, due to the existence of many platinum and chrome mines in the immediate vicinity. Smelter complexes and refining facilities are also located in the area. South Africa has a well-established government, police force and judiciary as well as financial, health care and social institutions. The system of mineral tenure was overhauled by new legislation in 2002. Since the fall of Apartheid and the free elections of 1994, South Africa is considered an emerging democracy. For a discussion of risks associated with operating in South Africa, please see “Risk Factors” below.

Mineral Property Interests

Under Canadian GAAP, the Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production; or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

Projects 1 and 3 of the Western Bushveld Complex

Readers are encouraged to read the following technical reports, from which the disclosure in this section has been derived:

1.

Technical report dated August 31, 2010 entitled “Technical Report on Project 3 Resource Cut Estimation of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa” (the “Project 3 Report”), filed on SEDAR October 5, 2010;

2.

Technical report dated November 20, 2009 entitled “Updated Technical Report (Updated Feasibility Study) Western Bushveld Joint Venture (Elandsfontein and Frischgewaagd)” (the “Updated Feasibility Study”), filed on SEDAR November 25, 2009;

3.

Technical report dated November 20, 2009 entitled “An Independent Technical Report on Project Areas 1 and 1A of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa (the “Project 1 Report”) filed on SEDAR November 24, 2009;

Acquisition and Reorganization– Project 1 and 3

On October 26, 2004, the Company entered into a joint venture agreement (the “WBJV Agreement”) forming the WBJV with Anglo and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”) in relation to a platinum exploration and development project on combined mineral rights covering approximately 67 square kilometers on the Western Bushveld Complex of South Africa. In April 2007, Anglo contributed a further 5 square kilometer area into the WBJV. The WBJV was divided into three distinct project areas, namely Projects 1, 2 and 3. The ownership interests of the WBJV were originally structured as 37% by Rustenburg Platinum Mines Ltd. (“RPM”), a subsidiary of Anglo; 26% by Africa Wide (which was acquired in 2007 by Johannesburg Stock Exchange listed Black Economic Empowerment company, Wesizwe Platinum (Pty) Ltd. (“Wesizwe”)); and 37% by PTM RSA. PTM -RSA was the operator of the joint venture.

Under the terms of the original WBJV Agreement, upon a decision to mine, the respective deemed capital contribution of each party would be credited a dollar amount, based on their contribution of measured, indicated and inferred PGM ounces from the contributed properties comprising the WBJV. The ounces contributed would be determined based upon, and at the time of, the first bankable feasibility study for the WBJV, in accordance with the South African SAMREC Code and agreed amongst the parties on a “Determination Date” as defined in the WBJV agreement.

Platinum Group Metals Ltd.
2011 Annual Information Form

On September 2, 2008, the Company announced that the parties to the WBJV had agreed to terms with respect to the Consolidation Transaction and on December 9, 2008, the Company announced it had executed the definitive Consolidation agreements in this regard.

On April 22, 2010, the Company paid an equalization amount due to Anglo of R 186.28 million (approximately $24.83 million at the time), including interest charges, as required under the terms of the original WBJV Agreement.

On April 22, 2010, the Consolidation Transaction was completed and the WBJV was dissolved. The parties had agreed that upon dissolution the equalization due under the original WBJV Agreement would be paid and settled between the parties. At the moment of dissolution, Wesizwe acquired all of Anglo’s rights and interests to the mineral rights underlying the WBJV, retained Anglo’s mineral rights to Project 2, and transferred all of Anglo’s mineral rights underlying Projects 1 and 3 into project operating company, Maseve. The Company also transferred its mineral rights underlying Project 1 into Maseve, the result being that Wesizwe retained 100% of Project 2 and Maseve obtained 100% of Projects 1 and 3. The combined area covered by the mineral rights for Projects 1 and 3 held through Maseve, comprises approximately 53 square kilometres.

Although the Company did not hold any of the mineral rights comprising Project 2, the Company had an 18.5% interest in Project 2 through the WBJV. In exchange for rescinding its 18.5% of Project 2, the Company effectively received a 17.75% interest in Maseve. For accounting purposes under Canadian GAAP, this was treated as a deemed sale of 18.5% of Project 2 and was valued at estimated fair market value of $65.42 million, resulting in an accounting gain of $45.62 million. For accounting purposes, the Company has also accrued a deferred income tax liability of $22.5 million in relation to the deemed sale. This is a non-cash accrual for accounting purposes only, as the Company and its advisors have determined the deemed transaction is not a taxable event under the Income Tax Act of South Africa.

The Company also received a 37% interest in Maseve in exchange for its share of Projects 1 and 3, bringing its holdings in Maseve to 54.75% . This part of the transaction was treated as a transfer of a business interest between controlled entities and was transferred at cost for accounting purposes. Wesizwe received a 45.25% initial interest in Maseve in exchange for the mineral rights it transferred to Maseve.

Under the terms of the Consolidation Agreements, the Company acquired the Maseve Subscription Right entitling it to subscribe for a further 19.25% interest in Maseve, from treasury, in exchange for a subscription amount of R 408.81 million. This right had to be exercised and funded within 270 days of the closing of the Consolidation Transaction, which occurred on April 22, 2010. This subscription would take the Company’s interest in Maseve to 74%.

Under the terms of the Consolidation Agreement, Anglo will hold a 60 day first right of refusal on the sale of ore or concentrate over the original WBJV mineral rights.

On January 14, 2011, the Company exercised the Maseve Subscription Right in the amount of approximately. $59 million (R 408.81 million), thereby increasing its shareholding in Maseve to 74%. The subscription funds are held in escrow for application towards Wesizwe’s 26% share of expenditures for Projects 1 and 3 (the “Escrowed Maseve Funds.”)

Recent Developments – Project 1

Upon completion of the October 2010 Financing, the Company approved and initiated the Phase 1 development and bulk sample program for the sinking of a twin decline into the central part of the Project 1 deposit. The Phase 1 program was budgeted at approximately $100 million, of which the Company will contribute $74 million and $26 million will be drawn down from the escrowed Maseve Funds held for Wesizwe’s share of costs. On November 21, 2011, the Company held remaining cash on hand, including earned interest, in escrow for Wesizwe of approximately R 259 million ($32.5 million).

Platinum Group Metals Ltd.
2011 Annual Information Form

In October 2010, the Company appointed Mr. Thys Uys, a Professional Engineer with more than 21 years of management experience in project feasibility and implementation in South Africa, as the Company’s representative and project manager for development of Project 1. An owner’s team consisting of people who have previously worked with Mr. Uys on large scale mining construction projects has also been appointed, including a dedicated quantity surveyor for cost engineering services, contract and capital control administrators and a permitting consultant responsible for the Company’s Environmental Impact Assessment and Management Plan.

In December 2010, the Company appointed DRA as EPCM contractor for surface infrastructure and underground development. DRA has assigned approximately 30 full time professionals to oversee and plan the execution of the development of surface infrastructure, power delivery, water delivery, civil works and excavations and the development of underground tunnels to access ore during Phase 1 construction. DRA’s scope of work includes engineering, design, construction management, administration and cost and schedule control.

In late March 2011, the Company received a positive record of decision from the DMR for its detailed underground development plans and environmental management program, including the taking of a bulk sample. The consent of the DMR requires compliance with underlying regulations related to health, safety and environment. The final mining right application and social and labour program for Project 1 was filed in April 2011 and was later accepted for processing by the DMR. Application in terms of the National Environmental Management Act (NEMA) was also accepted by the DMR. An update to the public participation process, including project publication, placement of notices and public meetings with local government and interested and affected parties is underway.

During February, March and April 2011, the Company conducted approximately 16,850 metres of infill drilling on the near surface portions of the Project 1 platinum deposit in order to gain more detailed information for metallurgical, geotechnical, mine planning and scheduling purposes. As a result of this work, refinements to the scheduled mining during the first three or four years of the planned Project 1 mine life of both UG2 and Merensky Reef tonnage, are currently being modeled and implemented. New geo-statistical information and ongoing mine design parameters resulting from recent infill borehole data, combined with the modified modeling, mine construction steps and scheduling being completed at the time of writing, could result in changes to the reported reserves and resources for Project 1. During the execution of the development plan, changes to the estimated capital cost for the development of the Project 1 Platinum Mine may occur.

Civil construction for Phase 1 began in May 2011, with the mobilization of civil contractor Wilson Bailey Holmes (“WBH”), who is responsible for major surface infrastructure excavation and construction. An expenditure for civil construction of R 23.62 million (approximately $3.3 million) has been incurred to August 31, 2011 from a commitment of R35.6 million (approximately $5.09 million). The box cut excavation was completed in mid-September. WBH executed the first undercut blasts to commence underground development in October. WBH remains on site and is currently working to complete surface infrastructure.

In July 2011, the Company awarded JIC the contract to develop the twin 1,200 meter underground decline tunnels into the center of the Project 1 platinum deposit. JIC took over underground development from WBH in mid-October. JIC is operating as one of the underground mining contractors at the producing Bafokeng Rasimone Platinum Mine immediately adjacent to the Project 1 and currently operates as underground mining contractor on another six platinum mines and one chrome mine in South Africa, employing 7,200 people. JIC has a good safety record and has invested in an accredited training facility near to Project 1. Total primary underground development cost for Phase 1 based on the JIC contract is estimated at R 206.85 million (approximately $28.90 million on August 31, 2011), resulting in an estimated cost per unit for underground development below the estimate in the Updated Feasibility Study. An initial pre-payment of R 25.0 million (approximately $3.55 million on July 11, 2011) was released to JIC after JIC provided an appropriate form of performance guarantee. A further retention amount of R 20.69 million ($2.94 million on July 11, 2011) was released to JIC approximately ten days later. JIC will be paid according to progress invoicing as work is completed over approximately seventeen months. Phase 1 is currently about 55% to 60% complete, is on budget, with approximately $52.0 million incurred to date, and within approximately 10 to 12 weeks of being on time.

Platinum Group Metals Ltd.
2011 Annual Information Form

Ancillary servicing for the site including, buildings, piping, cabling, fencing and security have been initiated for a commitment of approximately R14.4 million (approximately $2.06 million.) A temporary power supply of 1.5MVa has been installed on site and has been energized. A 10 MVa supply line is slated for completion and connection in 2012. Permanent power service for the remaining 30 MVa is being designed and engineered by Eskom to be supplied in 2013. The Company has paid Eskom R 51.71 million ($7.22 million at August 31, 2011) of an R 142.22 million (approximately $20.32 million) commitment for delivery of power.

The company has entered into an agreement with regional water supplier, Magalies, for a temporary 0.5 ML/day water supply and have expended R 2.0 million (approximately $0.29 million). The construction of this supply is complete. The agreement for permanent water supply of 6 ML/day is being finalized and service is slated to be provided by 2013.

The Company has purchased an owner-controlled “Wrap-Around Liability” insurance policy covering contractors and sub-contractors on the Project 1 work site for the duration of all construction phases until plant completion and commercial production. The Wrap-Around policy provides coverage for up to USD $25.0 million of liability per incident, subject to industry standard terms, conditions and deductibles. The Company has also purchased “Course of Construction” insurance for Project 1 to cover up to R 630 million in property value in the event of loss or damage during all construction phases, once again subject to industry standard terms, conditions and deductibles. The estimated cost for approximately three years of coverage for the above two policies is approximately $440,000. Additional insurance will still be required once Phase 2 construction commences and for mine operation. During 2011, the Company completed a comprehensive risk assessment for Project 1 with the assistance of an international insurance broking firm.

The Company has contracted the services of an experienced and professional HR company, RBS, to provide site and office human resources, organization design and planning services to Project 1. RBS specializes in the mining industry, and their team of Professional Engineers, Psychologists and Practitioners has an intimate understanding of organization design & development, including knowledge of the applied legislation, mining techniques and associated labour practices. RBS has assisted the Company to complete a Local Skills Assessment in six communities to help identify candidates for leadership and staff positions as per the Company’s Social and Labour Plan and Human Resources Development obligations. Community members have already been hired and more are currently undergoing medicals, training and induction.

Project Description and Location

The approximately 53 square kilometres of mineral rights comprising Projects 1 and 3 are owned 100% by project operating company Maseve. PTM RSA owns 74% of Maseve while Wesizwe owns the remaining 26%. Maseve is operated by PTM RSA in accordance with the terms of a shareholders’ agreement (the “Maseve Shareholder’s Agreement.”) The property is divided into two distinct project areas, namely Projects 1 and 3. Project “1A” as discussed below is simply a subdivision of Project 1.

Projects 1 and 3 are located on the south-western limb of the Bushveld Igneous Complex (“BIC”), 110km west-northwest of Pretoria and 120km from Johannesburg. The BIC is unique and well known for its layering and continuity of economic horizons mined for platinum, palladium and other platinum group elements (“PGEs”), chrome and vanadium.

Platinum Group Metals Ltd.
2011 Annual Information Form

The total area includes portions of the Company’s properties, namely Elandsfontein 102JQ, Mimosa 81JQ and Onderstepoort 98JQ, and also certain portions of Elandsfontein 102JQ, Onderstepoort 98JQ, Frischgewaagd 96JQ, Mimosa 81JQ and Koedoesfontein 94JQ originally contributed by RPM. These properties are centred on Longitude 27o 00’ 00’’ (E) and Latitude 25o 20’ 00’’ (S) and the mineral rights now cover approximately 53km2 or 5,300ha.

Project Area 1 and 1A covers an area of 10.87km 2 or 1,087ha in extent. Specifically, Project Area 1 and 1A consist of a section of Portion (“Ptn”) 18, the Remaining Extent (“Re”), Ptn 13, Ptn 8, Re of Ptn 2, Ptn 7, Ptn 15 and Ptn 16 of the farm Frischgewaagd 96JQ, sections of Ptn 2, Ptn 9 and Ptn 12 of the farm Elandsfontein 102JQ and a small section of the Re of the farm Mimosa 81JQ. Project Area 3 covers an area of 224.28ha in extent and is located on a section of the farm Koedoesfontein 94JQ.

Platinum Group Metals Ltd.
2011 Annual Information Form

The resources of Project Area 1 and 1A are located approximately 1km to 6km along strike from the active Merensky Reef (sometimes referred to as “MR”) mining face at the operating Bafokeng Rasimone Platinum Mine (“BRPM”). BRPM completed opencast mining on the Upper Group 2 (“UG2”) Reef within 100m of the property boundary.

The potential economic horizons in Project Area 1 and 1A are the Merensky Reef and UG2 Chromitite seam situated in the Critical Zone (“CZ”) of the Rustenburg Layered Suite (“RLS”) of the BIC; these horizons are known for their continuity. The Merensky Reef and UG2 Chromitite seam are mined at the BRPM adjoining the property as well as on other contiguous platinum-mine properties. In general, the layered package dips at less than 20 degrees and local variations in the reef attitude have been modeled. The Merensky Reef and UG2 Chromitite seam, in the Project Area, dip between 4 and 42 degrees, with an average dip of 14 degrees.

Platinum Group Metals Ltd.
2011 Annual Information Form

Drilling, in the form of diamond drilling, has been carried out over the Project Area and to-date 231 boreholes have been drilled for the purposes of understanding the geology, structure and metallurgy of the ore body in the Project Area. PTM RSA has established a site office to the south of the Project Area, and all core is stored in the core yard on site. All logging and sampling of the core is undertaken at the site office core yard and the samples have been sent to Genanalysis (Perth), ALS Chemex (South Africa) and currently samples are sent to Set Point Laboratories (South Africa). To the time of the Updated Feasibility Study in October 2009, a total of 32,020 samples had been assayed and utilised in the estimation of the Mineral Resources over the Project Area.

Licences

The Consolidation Transaction was subject to ministerial approval of the cession of various prospecting rights in accordance with the provisions of section 11 South Africa’s Mineral and Petroleum Resources Development Act 2002 (“MPRDA”). The required cession of the prospecting rights was duly approved by the Minister of Mineral Resources on April 22, 2010. The result of the ministerial approval of the cessions was that the prospecting rights would be grouped into 3 projects referred as Project 1, Project 2 and Project 3. The prospecting rights in respect of Project 2 were ceded to Bakubung Minerals (Proprietary) Limited, a subsidiary of Wesizwe. The prospecting rights in respect of Project 1 and Project 3 were ceded to Maseve.

As a result of the transaction Maseve now holds 9 separate new order prospecting rights which are recorded below as follows:

1.	Elandsfontein 102 JQ -	DMR 18 PR - Portion 12, Remaining Extent of Portion 1 and Remaining Extent of Portion 14.
2.	Elandsfontein 102 JQ–	DMR 1274 PR – Portions 8 and 9
3.	Onderstepoort 98 JQ -	DMR 1327 PR – Portions 4, 5 and 6
4.	Onderstepoort 98 JQ -	DMR 1328 PR –Portions 3 and 8.
5.	Onderstepoort 98 JQ -	DMR 19 PR - Portions 14 and 15
6.	Onderstepoort 98 JQ -	DMR 558 PR - Portions Portion 9 –Mineral Area 1 Ruston 97 JQ (Now Mimosa 81) and Mineral Area 2 Ruston 97 (Now Mimosa 81)
7.	Frischgewaagd 98 JQ -	DMR 1109 PR- Remaining Extent-Remaining Extent of Portion 2-Remaining Extent of Portion 6,Portions 7,8,13,15,16 and 18. Remaining Extent of Portion 2 (Former Mineral Area 2)
8.	Koedoesfontein 94 JQ -	DMR 1264 PR - Portion of the farm Koedoesfontein.
9.	Koedoesfontein 94 JQ -	DMR 1682 PR - Portion of the farm Koedoesfontein.

The prospecting rights for PGMs, nickel, chrome and gold are all current and are held in the Regional Office of the Department of Mineral Resources in Klerksdorp, North West Province. Licence specifications for these prospecting permits may be found in the technical reports filed on SEDAR as detailed above under the heading “Project 1 and 3 of the Western Bushveld Complex”. Under the MPRDA, the holders of valid new order prospecting permits have the exclusive right to apply for transition of such prospecting rights into mining rights.

Rights to Surface and Minerals

The Company has acquired all surface rights it believes will be necessary to execute construction and operation of the Project 1 Platinum Mine. These surface rights are intended for purposes of tailings placements, surface infrastructure, location of shaft infrastructure, mill facilities, concentrator facilities and waste sites. Details of acquisition follow below:

PTM RSA acquired an option to purchase 100% of the surface and mineral rights to portions of the farm Elandsfontein 102 JQ in December 2002. The rights to Elandsfontein portions Re 1, 12 and Re 14 measure an aggregate 364.6357 Ha. By December 2005, the Company had purchased these surface and mineral rights in exchange for total payments of approximately $1.7 million. One half of this cost was applied to the surface rights and the other half was applied to the mineral rights. The acquired mineral rights were contributed to the WBJV under the terms of the original WBJV Agreement and were later transferred to Maseve under the Consolidation Transaction. The acquired mineral surface rights remain the property of the Company, after payment to Wesizwe for their share in accordance with the Consolidation Transaction.

Platinum Group Metals Ltd.
2011 Annual Information Form

PTM RSA acquired its original interests in respect of the mineral rights on portions of the farm Onderstepoort 4, 5 and 6; Onderstepoort 3 and 8; and Onderstepoort 14 and 15 by way of option agreements. All of the Onderstepoort option agreements were later bought out by way of settlement agreements in 2007 and 2008. PTM RSA contributed its interests in these properties to the WBJV.

The remainder of the WBJV mineral properties, being certain portions of Elandsfontein 102JQ, Onderstepoort 98JQ, Frischgewaagd 96JQ, Mimosa 81JQ and Koedoesfontein 94JQ, were contributed to the original WBJV by Anglo.

During the year ended August 31, 2008, the Company purchased surface rights adjacent to the Project 1 deposit area measuring 216.27 hectares for R 8.0 million (approximately $1.09 million) and also purchased surface rights directly over a portion of the Project 1 deposit area measuring 358.79 hectares for R 15.07 million (approximately $2.07 million). The surface rights to these two properties are held to the benefit of the Company or its subsidiaries only.

On August 12, 2010, the Company acquired the right to purchase the Sundown Ranch surface rights covering 1,713 hectares, including accommodation facilities and overlaying the area of the planned Project 1 Platinum Mine for R 130.0 million (approximately $18.57 million at the time). A deposit of R 13.0 million (approximately $1.85 million at the time) was paid to the vendor on August 26, 2010. The purchase price balance of R 117.0 million was paid in January 2011 (approximately $17.03 million at that time). Title was subsequently transferred into Maseve at the Company’s direction. The Company received credit for the purchase price against its share of ongoing project costs. All business and operation of the hotel and recreation facilities at the Sundown Ranch have been contracted to a former manager of the property in exchange for a monthly rental fee and a small revenue participation amount payable to Maseve.

Mineralized Zones

The BIC in general is well known for containing a large share of the world's platinum and palladium resources. There are two very prominent economic deposits within the BIC. Firstly, the Merensky Reef and the UG2 chromitite, which together can be traced on surface for 300km in two separate areas and secondly, the Northern Limb (“Platreef”), which extends for over 120km in the area north of Mokopane.

The platinum and palladium bearing reefs of the BIC have been estimated at about 770 and 480 million ounces respectively (down to a depth of 2,000 metres). These estimates do not distinguish between the categories of Proven and Probable Reserves and Inferred Resource. Recent calculations suggest about 204 and 116 million ounces of Proven and Probable Reserves of platinum and palladium respectively, and 939 and 711 million ounces of Inferred Resources. Mining is already taking place at 2km depth in the BIC. Inferred and ultimately mineable ore resources can almost certainly be regarded as far greater than the calculations suggest. These figures represent about 75% and 50% of the world's platinum and palladium resources respectively. Reserve figures for the Proven and Probable categories alone in the BIC appear to be sufficient for mining during the next 40 years at the current rate of production. However, estimated world resources are such as to permit extraction at a rate increasing by 6% per annum over the next 50 years. Expected extraction efficiency is less for palladium. Thereafter, down-dip extensions of existing BIC mines, as well as lower-grade areas of the Platreef and the Middle Group chromitite layers (sometimes referred to as “CL”), may become payable. Demand, and hence price, will be the determining factor in such mining activities rather than availability of ore.

Exploration drilling in the area has shown that both economic reefs (Merensky and UG2) are present and economically exploitable on the Western Bushveld properties. The separation between these reefs tends to increase from the subcrop environment (less than five metres apart) to depths exceeding 650 metres (up to 50 metres apart) towards the northeast. The subcrops of both reefs generally strike southeast to northwest and dip on average 14 degrees to the northeast. The reefs locally exhibit dips from 4 to 42 degrees (average 14 degrees) as observed from borehole information.

Platinum Group Metals Ltd.
2011 Annual Information Form

The most pronounced PGM mineralisation along the western limb of the BIC occurs within the Merensky Reef and is generally associated with a 0.1 –1.2m -thick pegmatoidal feldspathic pyroxenite unit. The second important mineralized unit is the UG2 CL, which is on average 0.6 –2.0m thick.

Environmental Liabilities and Prospecting Permits

There are known environmental issues relating to the Company’s or Maseve’s properties.

Mining and exploration companies in South Africa operate with respect to environmental management principles and environmental management programmes more fully set out in section 39 of the MPRDA and the regulations published in respect thereof.

In addition to the environmental requirements of the MPRDA, the principles as set out in section 2 of the Environmental Management Act 1998 apply to all prospecting and mining operations, as the case may be, and any matter relating to such operation.

In terms of the environmental regulations to the MPRDA, the Company and Maseve as the holders of prospecting rights must:

  As part of the general terms and conditions for a prospecting right and in order to ensure compliance with the Environmental Management Programme or Environmental Management Plan and to assess the continued appropriateness and adequacy of the Environmental Management Programme and the Environmental Management Plan, the holder of a prospecting right must;

  Conduct monitoring on a continuous basis.

  Conduct the performance assessments of the Environmental Management Plan or Environmental Programme as required.

  Compile and submit a performance assessment report to the Minister in which compliance is demonstrated.

Regular site inspections are conducted on the Company’s and Maseve’s prospecting activities and the aim of these site inspections are:

  To determine the compliance with all legislation pertaining to the environment.
  Advice on environmental management measures to be undertaken during the prospecting phase.
  Site rehabilitation monitoring.

In August 2010, independent compliance inspections were conducted over each prospecting site of the Company and Maseve.

The purpose of an Environmental Compliance Report is to indicate the state of the prospecting when measured against the commitments of the Environmental Management Plan. This Environmental Compliance Report is required in terms of the environmental regulations to the MPRDA.

It was reported that all of the drilling sites and the immediate areas that were affected by prospecting had adequately complied with commitments as recorded in the Environmental Management Programmes. It was further reported that all rehabilitation of prospecting boreholes and related infrastructure was completed and that no further rehabilitation is necessary.

Independent rehabilitation certificates were issued for each borehole and are on record at the site offices.

Subsequent to the compliance inspection an Environmental Compliance Report was issued on August 31, 2010 for each of the Company and Maseve’s prospecting rights and duly lodged with the respective Regional Manager’s offices Mineral Development at the DMR.

Platinum Group Metals Ltd.
2011 Annual Information Form

Accessibility, Climate, Local Resources, Infrastructure and Physiography

South Africa has a large and well-developed mining industry in the area where the Project 1 and 3 are located. This, among other factors, means that the infrastructure in the area is well established, with well-maintained roads and highways as well as electricity distribution networks and telephone systems.

The project area is located on the southwestern limb of the BIC, some 35km northwest of the North West Province town of Rustenburg. The town of Boshoek is situated 10km to the south along the tar road that links Rustenburg with Sun City and crosses the project area. The project area adjoins the Anglo managed BRPM to the southeast. A railway line linking BRPM to the national network passes the project area immediately to the east with a railway siding at Boshoek. Projects 1 and 3 are readily accessible from Johannesburg by traveling 120km northwest on Regional Road 24 to the town of Rustenburg and then a further 35km. Both BRPM to the south of the project area and Styldrift, a joint venture between the Royal Bafokeng Nation and Anglo, which lies directly to the east of the property, have modern access roads and services. Numerous gravel roads crossing the properties provide easy access to all portions.

The major population centre is the town of Rustenburg, about 35km to the southeast of the project. Pretoria lies approximately 100km to the east and Johannesburg about 120km to the southeast. A popular and unusually large hotel and entertainment centre, Sun City, lies about 10km to the north of the project area. The Sundown Ranch Hotel lies in close proximity to the project area and offers rooms and chalets as accommodation. The properties fall under the jurisdiction of the Moses Kotane Municipality. A paved provincial road crosses the property. Access across most of the property can be achieved by truck without the need for significant road building.

With low rainfall (the area is considered semi-arid with an annual rainfall of 520mm) and high summer temperatures, the area is typical of the Highveld Climatic Zone. The climate of the area does not hinder the operating season and exploration can continue all year long.

All project areas are close to major towns and informal settlements as a potential source of labour with paved roads being the norm. Power lines (400kV) cross both project areas and water is, as a rule, drawn from boreholes. As several platinum mines are located adjacent to and within 50km of the property, there is excellent access to materials and skilled labour. One of the smelter complexes of Anglo is located within 60km of the property.

Topographically, the project area is located on a central plateau characterized by extensive savannah with vegetation consisting of grasses and shrubs with a few trees. The total elevation relief is greater as prominent hills occur in the northern most portions, but variations in topographical relief are minor and limited to low, gently sloped hills. On Project Area 1, elevations range from 1,080 metres above mean sea level (“AMSL”) towards the Elands River in the north to 1,156m AMSL towards the farm Onderstepoort in the southwest, with an average of 1,100 AMSL. The section of the Koedoesfontein property covered by the Project 3 Area gently dips in a north-easterly direction toward a tributary of the Elands River. On Project 3 Area, elevations range from 1,060m AMSL towards the Sandspruit River in the north to 1100m AMSL towards the south eastern corner of the property.

History

Elandsfontein (PTM RSA), Onderstepoort (Portions 4, 5 and 6), Onderstepoort (Portions 3 and 8) and

Onderstepoort (Portions 14 and 15) were all privately owned. Previous work done on these properties has not been fully researched and is largely unpublished. Such academic work as has been done by the Council for Geoscience (government agency) is generally not of an economic nature. PTM RSA acquired these rights and then contributed them to the WBJV in 2004.

Elandsfontein (RPM), Frischgewaagd, Onderstepoort (RPM) and Koedoesfontein have generally been in the hands of major mining groups resident in South Africa. Portions of Frischgewaagd previously held by Impala Platinum Mines Limited were acquired by Johannesburg Consolidated Investment Company Limited, which in turn has since been acquired by Anglo through RPM. RPM contributed these rights into the WBJV in 2004.

Platinum Group Metals Ltd.
2011 Annual Information Form

Previous geological exploration and resource estimation assessments were done by Anglo as the original owner of some of the mineral rights. Anglo managed the exploration drilling programme for the Elandsfontein and Frischgewaagd borehole series in the area of interest on Project Area 1, and for the Koedoesfontein borehole series in the area of interest on Project Area 3. Geological and sampling logs and an assay database are available.

Prior to the establishment of the WBJV and commencement of drilling for the pre-feasibility study, PTM RSA had drilled 36 boreholes on the Elandsfontein property, of which the geological and sampling logs and assay databases are available.

Existing gravity and ground magnetic survey data were helpful in the interpretation of the regional and local geological setting of the reefs. A distinct increase in gravity values occurs from the southwest to the northwest, most probably reflecting the thickening of the Bushveld sequence in that direction. Low gravity trends in a southeastern to northwestern direction. The magnetic survey reflects the magnetite-rich Main Zone and some fault displacements and late-stage intrusives in the area.

Previous drilling on the Project 3 area conducted by Anglo consisted of three boreholes (KD1, KD2 and KD3). Boreholes KD1 and KD3 were drilled beyond the Merensky Reef and UG2 CL subcrop, and terminated in sediments of the Transvaal Supergroup. Drilling of borehole KD2 was stopped short of the Merensky Reef subcrop.

There has been no previous production from any of the Company’s properties in the Western Bushveld Complex.

Geological Setting

Regional Geology of the BIC

The stable Kaapvaal and Zimbabwe Cratons in southern Africa are characterised by the presence of large mafic-ultramafic layered complexes. These include the Great Dyke of Zimbabwe, the Molopo Farms Complex in Botswana and the well-known BIC.

The BIC was intruded about 2,060 million years ago into rocks of the Transvaal Supergroup along an unconformity between the Magaliesberg quartzites (Pretoria Group) and the overlying Rooiberg felsites (a dominantly felsic volcanic precursor). The BIC is by far the most economically important of these deposits as well as the largest in terms of preserved lateral extent, covering an area of over 66,000km2. It has a maximum thickness of 8km, and is matched in size only by the Windimurra intrusion in Western Australia and the Stillwater intrusion in the USA (Cawthorn, 1996). The mafic component of the Complex hosts layers rich in PGEs, nickel, copper, chromium and vanadium. The BIC is reported to contain about 75% and 50% of the world’s platinum and palladium resources respectively (Vermaak, 1995). The mafic component of the BIC is subdivided into several generally arcuate segments/limbs, each associated with a pronounced gravity anomaly. These include the western, eastern, northern/Potgietersrus, far western/Nietverdient and southeastern/Bethal limbs.

Local Geology

Projects 1 and 3 are underlain by the lower portion of the RLS, the Critical Zone and the lower portion of the Main Zone. The ultramafic Lower Critical Zone and the Mafic Upper Critical Zone and the Main Zone weather to dark, black clays with very little topography. The underlying Transvaal Supergroup comprises shale and quartzite of the Magaliesberg Formation, which creates a more undulating topography. Gravity, magnetic, LANDSAT, aerial photography and geochemistry have been used to map out lithological units. In parts of the project area the MR outcrops, as does the UG2 Reef, beneath a relatively thick (2-5m) overburden of red Hutton to darker Swartland soil forms. The sequence strikes northwest to southeast and dips between 4° and 42° with an average of 14° in the Project 1 and 1A areas, and with an average dip of ~10° in the Project 3 area. The top 32m of rock formation below the soil column is characterized by a highly weathered rock profile (regolith) consisting mostly of gabbro within the Main Zone. Thicknesses of this profile increase near intrusive dykes traversing the area.

Platinum Group Metals Ltd.
2011 Annual Information Form

Stratigraphy

The RLS intruded into the rocks of the Transvaal Supergroup, largely along an unconformity between the Magaliesberg quartzite of the Pretoria Group and the overlying Rooiberg felsites, which is a dominantly felsic volcanic formation. The mafic rocks of the RLS are subdivided into the following five zones:

  Marginal Zone comprising finer-grained gabbroic rocks with abundant country-rock fragments.

  Lower Zone – the overlying Lower Zone is dominated by darker, more iron and magnesium bearing rocks (orthopyroxenite with associated olivine-rich cumulates (harzburgite, dunite)).

  Critical Zone – its commencement is marked by first appearance of well-defined cumulus chromitite layers. Seven Lower Group chromitite layers have been identified within the lower Critical Zone. Two further chromitite layers – Middle Group (“MG”) – mark the top of the lower Critical Zone. From this stratigraphic position upwards, plagioclase becomes the dominant cumulus phase and lighter coloured (noritic) rocks predominate. The MG3 and MG4 chromitite layers occur at the base of the upper Critical Zone, which is characterised from here upwards by a number of cyclical units. The cycles commence in general with narrow, darker (pyroxenitic) horizons (with or without olivine and chromitite layers); these invariably pass up into norites, which in turn pass into near white layers (leuconorites and anorthosites). The UG1 – first of the two Upper Group chromitite layers – is a cyclical unit consisting of chromitite layers with overlying footwall units that are supported by an underlying anorthosite. The overlying UG2 chromitite layer is of considerable importance because of its economic concentrations of PGEs. The two uppermost cycles of the Critical Zone include the Merensky and Bastard cycles. The Merensky Reef is found at the base of the Merensky cycle, which consists of a pyroxenite and pegmatoidal feldspathic pyroxenite assemblage with associated thin chromitite layers that rarely exceed one metre in thickness. The top contact of the Critical Zone is defined by a giant mottled anorthosite that forms the top of the Bastard cyclic unit.

  Main Zone – consists of norites grading upwards into gabbronorites. It includes several distinctive mottled anorthosite units towards the base and a distinctive pyroxenite, the Pyroxenite Marker, two thirds of the way up. This marker-unit does not occur in the project area, but is evident in the adjacent BRPM. The middle to upper part of the Main Zone is very resistant to erosion and gives rise to distinctive hills, which are currently being mined for dimension stone (black granite).

  Upper Zone – the base is defined by the appearance of cumulus magnetite above the Pyroxenite Marker. The Upper Zone is divided into Subzone A at the base; Subzone B, where cumulus iron-rich olivine appears; and Subzone C, where apatite appears as an additional cumulus phase.

Local Geological Setting –Western Bushveld Limb

Exposures of the BIC located on the western limb include the stratigraphic units of the RLS. The local geology includes the classic layered sequence of the RLS and the footwall rocks of the Transvaal Supergroup. The Merensky Reef is believed to be present within much of this lobe. The position of the Merensky Reef is fairly closely defined by seismic reflectors associated with the cyclic units of the upper Critical Zone.

The sequence of the BIC within the project area is confined to the lower part of the Main Zone (Porphyritic Gabbro Marker) and the Critical Zone (HW5–1 and Bastard Reef to UG1 footwall sequence). The rock sequence thins towards the southwest (subcrop) including the marker horizons with concomitant middling of the economic reefs or total elimination thereof. The UG2 Reef and, more often, the UG1 Reef are not developed in some areas owing to the irregular and elevated palaeo-floor of the Transvaal sediments.

Reefs

The MR is a well-developed seam along the central part and towards the north eastern boundary of the Project 1 area. Islands of thin reef and relatively low-level mineralization are present. The better-developed reef package, in which the intensity of chromitite is generally combined with pegmatoidal feldspathic pyroxenite development, occurs as larger island domains along a wide central strip in a north south orientation from subcrop to deeper portions.

The UG2 reef is well developed towards the northeast of the project area, but deteriorates towards the southwest. Within the latter area, the reef is present as a thin discontinuous or disrupted chromitite/pyroxenite layer. It also appears to be disrupted by the shear zone along the footwall alteration zone. Towards the northwest on Frischgewaagd, the reef is generally well developed and occurs as a single prominent chromitite layer varying in thickness from a few centimetres to ~2m.

Platinum Group Metals Ltd.
2011 Annual Information Form

The thickness of the sequences between the UG2 and MR in the Project 1 and 1A areas increases from ~10m to 80m in a southwest-northeast direction. A similar situation exists in the north of the project area but with the thickness between the reefs ranging from 6m to 25m at depths of 200m below surface. In general, the thickness between the reefs appears to increase in a northeasterly direction, sub-parallel to the strike of the BIC layered lithologies.

Local Structural Model

Floor rocks in the southwestern BIC display increasingly varied degrees of deformation towards the contact with the RLS. Structure within the floor rocks is dominated by the north-northwest trending post-Bushveld Rustenburg Fault. This normal fault with down-throw to the east extends northwards towards the west of the Pilanesberg Alkaline Complex. A second set of smaller faults and joints, striking 70° and dipping very steeply south-southeast or north-northwest, are related to the Rustenburg fault system. These structures were reactivated during the intrusion of the Pilanesberg Alkaline Complex. Dykes associated with this Complex intruded along these faults and joints.

Major structures, which occur within the project area, include the Caldera and Elands faults and Chaneng Dyke and a major north-south trending feature, which can be observed across the entire Pilanesberg Complex. These east-west trending structures dip steeply (between 80° and 90°). The magnetics indicate that the Chaneng Dyke dips steeply to the north. This is consistent with similar structures intersected underground on the neighbouring Bafokeng Rasimone Platinum Mine, which all dip steeply northward.

Two stages of folding have been recognized within the area. The earliest folds are mainly confined to the Magaliesberg Quartzite Formation. The fold axes are parallel to the contact between the RLS and the Magaliesberg Formation. Quartzite xenoliths present close to the contact with the RLS and the sedimentary floor. Examples of folding within the floor rocks are the Boekenhoutfontein, Rietvlei and Olifantsnek anticlines. The folding was initiated by compressional stresses generated by isostatic subsidence of the Transvaal Supergroup during sedimentation and the emplacement of the pre-Bushveld sills. The presence of an undulating contact between the floor rocks and the RLS, and in this instance the resultant formation of large-scale folds, substantiates a second stage of deformation. The fold axes trend at approximately orthogonal angles to the first folding event. Deformation during emplacement of the BIC was largely ductile and led to the formation of basins by sagging and folding of the floor rocks. This exerted a strong influence on the subsequent evolution of the Lower and Critical Zones and associated chromitite layers.

The structural events that influenced the floor rocks played a major role during emplacement of the BIC. There is a distinct thinning of rocks from east to west as the BIC onlaps onto the Transvaal floor rocks, even to the extent that some of the normal stratigraphic units have been eliminated. The Merensky and UG2 isopach decreases from 60m to 2m at outcrop position.

A structural model was developed from data provided by the magnetic survey results and geological logs of drilled cores. At least three generations of faults were identified on the property.

The oldest event appears to be associated with dykes and sills trending at 305 degrees and is of post-BIC age. It appears to be the most prominent, with the largest displacement component of more than 20m. The majority of the faults are normal faults dipping in a westerly direction, decreasing in their dip downwards and displaying typical listric fault system behaviour.

A second phase represented by younger fault features is trending in two directions at 345 degrees and 315 degrees northwards respectively and appears to have consistent down-throws towards the west.

A third phase of deformation may be related to a regional east-west-striking dyke system causing discontinuity on adjacent structures. Several dolerite intrusives, mainly steep-dipping dykes and bedding-parallel sills, were intersected in boreholes. These range in thickness from 0.5 –30m and most appear to be of a chilled nature; some are associated with faulted contacts. Evident on the magnetic image is an east-west-trending dyke, which was intersected in borehole WBJV005 and appears to be of Pilanesberg-intrusion age. This dyke has a buffer effect on structural continuity as faulting and earlier stage intrusives are difficult to correlate on either side; and more work is required to understand the mechanics.

Platinum Group Metals Ltd.
2011 Annual Information Form

Exploration

PTM RSA is the operator of Projects 1 and 3 and PTM RSA personnel have conducted or supervised the work described below. Third party contractors are used to conduct specific components of the work, such as drilling contractors or geophysical contractors, but they remain under the direction of PTM RSA.

Project Area 1

Details of Reserves and Resources are reported below under “Project 1 – Mineral Resource and Mineral Reserve Estimates”.

Fieldwork in the form of soil sampling and surface mapping was initially done on the farm Onderstepoort, where various aspects of the lower Critical Zone, intrusive ultramafic bodies and structural features were identified. Efforts were later extended southwards to the farms Frischgewaagd and Elandsfontein. The above work contributed directly to the economic feasibility of the overall project, directing the main focus in the project area towards delineation of the subcrop position of the actual Merensky and UG2 economic reef horizons.

Prior to the establishment of the WBJV and commencement of drilling for the Pre-Feasibility Study, PTM RSA had drilled 36 boreholes on the Elandsfontein property, of which the geological and sampling logs and assay databases are available.

Geophysical information obtained from Anglo was very useful during the identification and extrapolation of major structural features as well as the lithological layering of the BIC.

Ground gravity measurements of 120.2 km have been completed on 500 metre line spacing perpendicular to the strike across the deposit, together with 65.5 km of ground magnetic survey. The ground gravity data played a significant role in determining the hinge line where the BIC rocks start thickening down-dip, and this raised the possibility of more economic mineralization. At the same time, the data shows where the Transvaal footwall causes the abutment or onlapping of the BIC rocks. Ground magnetic data helped to highlight faults and dykes as well as to delineate iron replacement ultramafic pegmatoids.

An aeromagnetic survey was flown for Anglo by Fugro Airborne using a Midas Heli-borne magnetic gradiometer system. A total of 25,324 line kilometres were flown on lines with a direction of 55° (true north) and with a sensor at a nominal elevation of 20 metres. The area covered by the survey was some four times larger than the Project 1 and 3 areas, which was situated in the north western quadrant of the surveyed area. The high resolution survey data was of a very high quality. The aeromagnetic data alone made it possible to delineate magnetic units in the Main Zone, to recognise the strata strike and to identify the dykes and iron-replacements.

Previous geological exploration and resource estimation assessments were done by Anglo as the original owner of some of the mineral rights. Anglo managed the exploration drilling programme for the Elandsfontein and Frischgewaagd borehole series in the area of interest. Geological and sampling logs and an assay database are available.

The type of drilling being conducted on Project 1 is a diamond drilling core recovery technique involving a BQ-size solid core extraction. The drilling is placed on an unbiased 500m x 500m grid and detailed when necessary to a 250m x 250m grid or to a 50m x 50m grid in some areas. The grid has been extended for 4.5km along strike to include the whole of the Project 1 and 1A area. To date, 301 boreholes have been drilled by the company on Project Area 1 and 30 boreholes have been drilled on Project 1A.

Up to the date of the Updated Feasibility Study, a total of 139,451m has been drilled by PTM RSA on the Project 1 and 1A area, and altogether 27,242 filed samples have been submitted for assaying along with 2,446 standards and 2,372 blanks.

Platinum Group Metals Ltd.
2011 Annual Information Form

In late calendar 2010 until April 2011, a total of 67 boreholes were infill drilled on the up-dip, near surface edge of the Project 1 deposit area. These holes were drilled to obtain additional material for metallurgical testing purposes and to further assess geological structures in areas of known resources that will likely be accessed and scheduled for mining in the first four or five years of the Project 1 mine life. At the time of writing this AIF, new geo-statistical information resulting from the recent infill borehole data, combined with modified modeling, mine planning and scheduling, could result in changes to the reported reserves and resources for Project 1. During the execution of the Project 1 development plan, changes to the estimated capital cost for the development of the Project 1 Platinum Mine may also occur.

The purpose of any future drilling programs will also be to test for additional resource ounces, to upgrade known resources into higher levels of confidence and to further assess geological structures in the areas of known resources.

Project Area 3

Exploration to date for the Project 3 Area has included geophysical surveys (magnetic, gravity, 3D seismics and aerial magnetic), drilling, assaying and structural interpretation and analysis. Drilling on the project area has ceased at present, but is planned to be recommenced at a future time. An updated resource was declared for Project 3 on September 30, 2010 (See press release of same date and below).

To the date of the most recent resource update for Project 3, a total of 42 boreholes were drilled by PTM RSA on the Project 3 Area. Three deflections were drilled for boreholes which intersected the Merensky Reef or UG2 CL, and all of these deflections were assayed. A total of 42,101 m has been drilled across Project 3 and altogether 10,263 samples have been submitted for assaying from that project, including 836 standards and 828 blanks.

The purpose of future exploration programs will be to test for additional resource ounces and to upgrade known resources into higher levels of confidence and to further assess geological structures in the areas of known resources.

Mineralization

Exposures of the BIC located on the western limb include the stratigraphic units of the RLS. The sequence comprises mostly gabbros, norites, anorthosites and pyroxenites. The potential economic horizons in the Project 1 and 3 Areas are the Merensky Reef and UG2 CL situated in the Critical Zone of the RLS of the BIC; these horizons are known for their continuity. The Merensky Reef in Project Area 1 is the main exploration target; the UG2 CL has lesser economic potential and will be exploited after the Merensky Reef during a later stage of the proposed mine life. The Merensky Reef is generally associated with a 0.1 -1.2m -thick pegmatoidal feldspathic pyroxenite unit and is also generally associated with thin chromitite layers on either/both the top and bottom contacts of the reef. The UG2 chromitite layer occurs sequentially below the Merensky Reef and is on average 1.50m thick.

The Merensky and UG2 Reefs are mined at the BRPM adjoining the property as well as on other contiguous platinum-mine properties. In general, the layered package dips at less than 20 degrees to the northeast and local variations in the reef attitude have been modelled. The Merensky and UG2 reefs, in Project Area 1, dip between 4 and 42 degrees, with an average dip of 14 degrees, and in the Project 3 Area, dip at approximately 10 degrees.

Drilling

The type of drilling being conducted on Projects 1 and 3 is a diamond-drilling core-recovery technique involving a BQ-size solid core extraction. The drilling is placed on an unbiased 500m x 500m grid and detailed when necessary to a 250m x 250m grid. The grid has been extended for 4.5km along strike to include the whole of the Project 1 and 1A area. To date, 301 boreholes have been drilled by the company on Project Area 1 and 30 boreholes have been drilled on Project 1A.

Platinum Group Metals Ltd.
2011 Annual Information Form

To the date of the last resource update for Project 3, a total of 42 boreholes were drilled by PTM RSA on the Project 3 Area. Three deflections were drilled for boreholes which intersected the Merensky Reef or UG2 CL, and all of these deflections were assayed.

The results of the drilling and the general geological interpretation are digitally captured in SABLE (acommercially available logging software) and in a GIS software package named ARCVIEW. The exact borehole locations, together with the results of the economic evaluation, are plotted on plan. From the geographic location of the holes drilled, regularly spaced sections are drawn by hand and digitised. This information was useful for interpreting the sequence of the stratigraphy intersected as well as for verifying the borehole information.

The geometry of the deposit has been clearly defined in the sections drawn through the property. With the exception of three inclined boreholes, all holes were drilled vertically (minus 90 degrees) and the down hole surveys indicate very little deviation. A three-dimensional surface – digital terrain model (DTM) – was created and used in the calculation of the average dip of 14 degrees (10 degrees for Project 3). This dip has been factored into the calculations on which resource estimates are based.

Sampling and Analysis

Drilled core is cleaned, de-greased and packed into metal core boxes by the drilling company. The core is collected from the drilling site on a daily basis by a Company geologist and transported to the exploration office by Company personnel. Before the core is taken off the drilling site, the depths are checked and entered on a daily drilling report, which is then signed off by the Company. The core yard manager is responsible for checking all drilled core pieces and recording the following information:

  Drillers’ depth markers (discrepancies are recorded).

  Fitment and marking of core pieces.

  Core losses and core gains.

  Grinding of core.

  One-meter-interval markings on core for sample referencing.

  Re-checking of depth markings for accuracy.

Core logging is done by hand on a Company pro-forma sheet by qualified geologists under supervision of the project geologist, who is responsible for timely delivery of the samples to the relevant laboratory. The supervising and project geologists ensure that samples are transported by Company contractors.

Sample Method, Location, Number, Type and Size of Sampling

The first step in the sampling of the diamond-drilled core is to mark the core from the distance below collar in 1m units and then for major stratigraphic units. Once the stratigraphic units are identified, the economic units – Merensky Reef and UG2 Chromitite seam – are marked. The top and bottom contacts of the reefs are clearly marked on the core. Thereafter the core is rotated in such a manner that all lineations pertaining to stratification are aligned to produce a representative split. A centre cut line is then drawn lengthways for cutting. After cutting, the material is replaced in the core trays. The sample intervals are then marked as a line and a distance from collar.

The sample intervals are typically 15–25cm in length. In areas where no economic zones are expected, the sampling interval could be as much as a metre. The sample intervals are allocated a sampling number, and this is written on the core for reference purposes. The half-core is then removed and placed into high-quality plastic bags together with a sampling tag containing the sampling number, which is entered onto a sample sheet. The start and end depths are marked on the core with a corresponding line. The duplicate tag stays as a permanent record in the sample booklet, which is secured on site. The responsible project geologist then seals the sampling bag. The sampling information is recorded on a specially designed sampling sheet that facilitates digital capture into the SABLE system. The sampling extends for about a metre into the hanging wall and footwall of the economic reefs.

Platinum Group Metals Ltd.
2011 Annual Information Form

Up to the date of the Updated Feasibility Study, a total of 139,451m has been drilled by PTM RSA on the Project 1 and 1A area (up to WBJV 241), and altogether 27,242 filed samples have been submitted for assaying along with 2,446 standards and 2,372 blanks. A total of 42,101m has been drilled by PTM RSA across Project 3 and altogether 10,263 samples have been submitted for assaying from that project, including 836 standards and 828 blanks. Subsequent to the publication of the Updated Feasibility Study in October 2009 a further 18,339 metres in 67 boreholes has been infill drilled on Project 1 of the WBJV to the end of April, 2011.

Drilling Recovery

All reef intersections that are sampled required a 100% core recovery. If less than 100% is recovered, the drilling company will re-drill, using a wedge to achieve the desired recovery.

Sample Quality and Sample Bias

The sampling methodology accords with the Platinum Group protocol based on industry-accepted best practice. The quality of the sampling is monitored and supervised by a qualified geologist. The sampling is done in a manner that includes the entire economic unit together with hanging wall and footwall sampling. Sampling over-selection and sampling bias is eliminated by rotating the core so that the stratification is vertical and by inserting a cutline down the centre of the core and removing one side of the core only.

Width of Mineralized Zones - Resource Cuts

The methodology in determining the resource cuts is derived from the core intersections. Generally, the economic reefs are about 60cm thick. For both the Merensky Reef and UG2 Reef, the marker unit is the bottom reef contact, which is a chromite contact of less than a centimetre. The cut is taken from that chromite contact and extended vertically to accommodate most of the metal content. If this should result in a resource cut less than 80cm up from the bottom reef contact, it is extended further to 80cm. If the resource cut is thicker than the proposed 80cm, the last significant reported sample value above 80cm is added to determine the top reef contact.

In the case of the UG2 Reef, the triplets (if and where developed and within 30cm from the top contact) are included in the resource cut.

Sample Preparation, Laboratory Standards and Procedures

When samples are prepared for shipment to the analytical facility the following steps are followed:

  Samples are sequenced within the secure storage area and the sample sequences examined to determine if any samples are out of order or missing.

  The sample sequences and numbers shipped are recorded both on the chain-of-custody form and on the analytical request form.

  The samples are placed according to sequence into large plastic bags. (The numbers of the samples are enclosed on the outside of the bag with the shipment, waybill or order number and the number of bags included in the shipment).

  The chain-of-custody form and analytical request sheet are completed, signed and dated by the project geologist before the samples are removed from secured storage. The project geologist keeps copies of the analytical request form and the chain-of-custody form on site.

  Once the above is completed and the sample shipping bags are sealed, the samples may be removed from the secured area. The method by which the sample shipment bags have been secured must be recorded on the chain-of-custody document so that the recipient can inspect for tampering of the shipment.

Platinum Group Metals Ltd.
2011 Annual Information Form

The laboratories that have been used to date are Anglo American Analytical Laboratories, Genalysis (Perth, Western Australia), ALS Chemex (South Africa), and (currently) Set Point Laboratories (South Africa). Dr. B. Smee, a geochemist and a director of the Company, has accredited Set Point Laboratories.

Samples are received, sorted, verified and checked for moisture and dried if necessary. Each sample is weighed and the results are recorded. Rocks, rock chips or lumps are crushed using a jaw crusher to less than 10mm. The samples are then milled for 5 minutes in a Labtech Essa LM2 mill to achieve a fineness of 90% less than 106µm, which is the minimum requirement to ensure the best accuracy and precision during analysis.

Samples are analyzed for Pt (ppb), Pd (ppb), Rh (ppb) and Au (ppb) by standard 25g lead fire-assay using silver as requested by a co-collector to facilitate easier handling of prills as well as to minimize losses during the cupellation process. Although collection of three elements (Pt, Pd and Au) is enhanced by this technique, the contrary is true for rhodium (Rh), which volatilizes in the presence of silver during cupellation. Palladium is used as the co-collector for Rh analysis. The resulting prills are dissolved with aqua regia for Inductively Coupled Plasma (“ICP”) analysis.

After pre-concentration by fire assay and microwave dissolution, the resulting solutions are analyzed for Au and PGM’s by the technique of ICP-OES (inductively coupled plasma–optical emission spectrometry).

Quality Assurance and Quality Control (QA&QC) Procedures and Results

The Company protocols for quality control are as follows:

1.	The project geologist oversees the sampling process.

2.	The core yard manager oversees the core quality control.

3.	The exploration geologists and the sample technicians are responsible for the actual sampling process.

4.	The project geologist oversees the chain of custody.

5.	The internal QP verifies both processes and receives the laboratory data.

6.	The internal resource geologist and the database manager merge the data and produce the SABLE sampling log with assay values.

7.	Together with the project geologist, the resource geologist determines the initial mining cut.

8.	The external auditor verifies the sampling process and signs off on the mining cut.

9.	The second external database auditor verifies the SABLE database and highlights QA&QC failures.

10.	A Company technician runs the QA&QC graphs (standards, blanks and duplicates) and reports anomalies and failures to the internal QP.

11.	The internal QP requests re-assay.

12.	Check samples are sent to a second laboratory to verify the validity of data received from the first laboratory.

Standards

Analytical standards are used to assess the accuracy and possible bias of assay values for Platinum (Pt) and Palladium (Pd). Rhodium (Rh) and Gold (Au) were monitored where data for the standards were available, but standards were not failed on Rh and Au alone.

Assay testing refers to Round Robin programs that comprise collection and preparation of material of varying matrices and grades to provide homogeneous material for developing reference materials (standards) necessary for monitoring assaying. Assay testing is also useful in ensuring that analytical methods are matched to the mineralogical characteristics of the mineralization being explored. Samples are sent to a sufficient number of international testing laboratories to provide enough assay data to statistically determine a representative mean value and standard deviation necessary for setting acceptance/rejection tolerance limits.

Platinum Group Metals Ltd.
2011 Annual Information Form

Tolerance limits are set at two and three standard deviations from the Round Robin mean value of the reference material: a single analytical batch is rejected for accuracy when reference material assays are beyond three standard deviations from the certified mean, and any two consecutive standards within the same batch are rejected on the basis of bias when both reference material assays are beyond two standard deviations limit on the same side of the mean.

Blanks

The insertion of blanks provides an important check on the laboratory practices, especially potential contamination or sample sequence mis-ordering. Blanks consist of a selection of Transvaal Quartzite pieces (devoid of platinum, palladium, copper and nickel mineralization) of a mass similar to that of a normal core sample. The blank being used is always noted to track its behaviour and trace metal content. Typically the first blank is sample 5 in a given sampling sequence.

Duplicates

The purpose of having field duplicates is to provide a check on possible sample over-selection. The field duplicate contains all levels of error – core or reverse-circulation cutting splitting, sample size reduction in the prep lab, sub-sampling at the pulp, and analytical error.

Field duplicates were, however, not used on this project by very significant reason of the assemblage of the core. Firstly, BQ core has an outer diameter of only 36.5mm. Secondly, it is friable and brittle due to the chrome content making it extremely difficult to quarter the core. It usually ends up in broken pieces and not a solid piece of core.

Due to this problem, the laboratory was asked to regularly assay split pulp samples as a duplicate sample to monitor analytical precision.

Assay Validation

Although samples are assayed with reference materials, an assay validation program is being conducted to ensure that assays are repeatable within statistical limits for the styles of mineralization being investigated. It should be noted that validation is different from verification; the latter implies 100% repeatability. The validation program consists of the following:

  a re-assay program conducted on standards that “failed” the tolerance limits set at two and three standard deviations from the Round Robin mean value of the reference material;

  ongoing blind pulp duplicate assays at Set Point Laboratory;

  check assays conducted at an independent assaying facility (Genalysis).

Re-assay

This procedure entailed the following: the failed standard (2) together with standard (1) submitted before and standard (3) submitted after the particular failed standard (2), as well as all submitted field samples (pulps) in between standard (1) and standard (3) were resubmitted for re-assaying.

Sampling Procedures

The QA&QC practice of the Company is a process beginning with the actual placement of the borehole position (on the grid) and continuing through to the decision for the 3D economic intersection to be included in (passed into) the database. The values are also confirmed, as well as the correctness of correlation of reef/resource cut so that populations used in the geostatistical modeling are not mixed; this makes for a high degree of reliability in estimates of resources/reserves.

Quality Control measures and Data Verification

All scientific information is manually captured and digitally recorded. The information derived from the core logging is manually recorded on A4-size logging sheets. After being captured manually, the data is electronically captured in a digital logging program (SABLE). For this exercise, the program has very specific requirements and standards. Should the entered data not be in the set format the information is rejected. This is the first stage of the verification process.

Platinum Group Metals Ltd.
2011 Annual Information Form

After the information is transferred into SABLE, the same information is transferred into a modeling package (DATAMINE). Modeling packages are rigorous in their rejection of conflicting data, e.g. the input is aborted if there are any overlaps in distances or inconsistencies in stratigraphic or economic horizon nomenclature. This is the second stage of verification.

Once these stages of digital data verification are complete, a third stage is generated in the form of section construction and continuity through DATAMINE. The lateral continuity and the packages of hanging wall and footwall stratigraphic units must align or be in a format consistent with the general geometry. If this is not the case, the information is again aborted.

The final stage of verification is of a geostatistical nature, where population distributions, variance and spatial relationships are considered. Anomalies in grade, thickness, and isopach or isocon trends are noted and questioned. Should inconsistencies and varying trends be un-explainable, the base data is again interrogated, and the process is repeated until a suitable explanation is obtained.

Security of Samples

Samples are not removed from secured storage location without completion of a chain-of-custody document; this forms part of a continuous tracking system for the movement of the samples and persons responsible for their security. Ultimate responsibility for the secure and timely delivery of the samples to the chosen analytical facility rests with the project geologist and samples are not transported in any manner without the project geologist’s permission.

During the process of transportation between the project site and analytical facility the samples are inspected and signed for by each individual or company handling the samples. It is the mandate of both the supervising and project geologist to ensure secure transportation of the samples to the analytical facility. The original chain-of-custody document always accompanies the samples to their final destination.

The supervising geologist ensures that the analytical facility is aware of the Company standards and requirements. It is the responsibility of the analytical facility to inspect for evidence of possible contamination of, or tampering with, the shipment received from the Company. A photocopy of the chain-of-custody document, signed and dated by an official of the analytical facility, is faxed to the Company’s offices in Johannesburg upon receipt of the samples by the analytical facility and the original signed letter is returned to the Company along with the signed analytical certificate(s).

The analytical facility’s instructions are that if they suspect the sample shipment has been tampered with, they will immediately contact the supervising geologist, who will arrange for someone in the employment of the Company to examine the sample shipment and confirm its integrity prior to the start of the analytical process.

If, upon inspection, the supervising geologist has any concerns whatsoever that the sample shipment may have been tampered with or otherwise compromised, the responsible geologist will immediately notify the Company management in writing and will decide, with the input of management, how to proceed. In most cases analysis may still be completed although the data must be treated, until proven otherwise, as suspect and unsuitable as a basis for a news release until additional sampling, quality control checks and examination prove their validity.

Should there be evidence or suspicions of tampering or contamination of the sampling, the Company will immediately undertake a security review of the entire operating procedure. The investigation will be conducted by an independent third party, whose report is to be delivered directly and solely to the directors of the Company, for their consideration and drafting of an action plan. All in-country exploration activities will be suspended until this review is complete and the findings have been conveyed to the directors of the company and acted upon.

Platinum Group Metals Ltd.
2011 Annual Information Form

Project 1 and Project 3 Mineral Resources and Reserves - (MR- Merensky Reef; UG2- Upper Group 2 Reef)

The Company provided a statement of reserves for Project 1 in the Updated Feasibility Study and an updated statement of resources for Project 1 in separate NI 43-101 technical report (the “Project 1 Report”) in October 2009. An update NI 43-101 technical report was published for Project 3 in October 2010 (the “Project 3 Report”).

Summary resource and reserve details follow in the table below. The table contains summary details from the Updated Feasibility Study and the Project 1 Report, and summary resource details from the Project 3 Report. The Company has a 74% interest in the 4E ounces attributable to Project 1 and Project 3. The prill splits and 4E estimates for Project 1 and Project 3 have been tested for reasonableness by kriging on the individual elements. Copper and nickel as well as the minor platinum group elements have also been estimated with a statistical process of simple kriging for Project 1. New geo-statistical information resulting from recent infill borehole data, combined with modified modeling, mine planning and scheduling being completed at the time of writing of this AIF, could result in changes to the reported reserves and resources for Project 1.

Current spot prices of 4E in aggregate are higher than the base case long term metal prices as set out in the Updated Feasibility Study, but are within the range (in aggregate, including exchange rates for the Merensky Reef pricing) of the sensitivity analysis contained in the Updated Feasibility Study.

The following is a statement of attributable reserves and resources for Project 1 and Project 3 based on the Project 1 Report and the Project 3 Report. Additional information regarding the resource calculation can be found in the technical reports. Reserves presented below are a sub-set of measured and indicated resources included in the Updated Feasibility Study and take into account mining factors and are not in addition to the resources. The 4E cut-off in the tables below are 300 cm.g/t for Project 1 and 100 cm.g/t for Project 3 (“cm.g/t” refers to the grade at the stipulated resource cut width (in centimetres)). Where used in the following four tables, “MR” or “Merensky” refers to Merensky Reef, and “UG2” refers to Upper Group 2 Chromitite Seam. Due to rounding, table columns may not add up. Project 1 tonnes are reported after deducting 14% for MR and 23% for the UG2 for geological losses. Project 3 tonnes are reported after deducting 14% for geological losses.

			Grade	Mining
	Resource	Tonnes	(4E)	width	Prill Split (4E)				Ozs
Reef	Category	(million)	(g/t)	(meters)	PT	Pd	Rh	Au	(millions)(1)
Project 1 (2)
MR	Measured	6.603	8.38	1.33	64%	27%	4%	5%	1.779
UG2	Measured	7.464	4.26	1.34	63%	26%	10%	1%	1.022
MR	Indicated	11.183	7.25	1.24	64%	27%	4%	5%	2.607
UG2	Indicated	19.209	4.46	1.39	63%	26%	10%	1%	2.754
MR	Inferred	0.154	8.96	1.06	64%	27%	4%	5%	0.044
UG2	Inferred	0.022	3.91	0.83	63%	26%	10%	1%	0.003
Project 3 (3)(4)
MR	Indicated	5.157	6.03	1.14	64%	27%	4%	5%	0.999
UG2	Indicated	5.947	4.91	1.16	62%	28%	9%	1%	0.940
MR	Inferred	0.443	5.34	1.14	64%	27%	4%	5%	0.076

Notes:
(1)	The Company has a 74% interest in these resources. New geo-statistical information resulting from recent infill borehole data, combined with implementation level modeling, mine planning and scheduling being completed at the time of writing of this AIF, could result in changes to the estimated resources for Project 1.
(2)	The qualified person under NI 43-101 (“Qualified Person”) for the information in the table above respecting Project 1, derived from the Project 1 Report, is Charles Muller, who was independent of the Company as of the date of the Project 1 Report.
(3)

The Qualified Person for the information in the table above with respect to Project 3, derived from the Project 3 Report, is Charles Muller, who was independent of the Company as of the date of the Project 3 Report.

(4)

Subsequent to the publication of the Project 3 Report in October 2010, further analysis, scoping work and optimization of resource block perimeters has resulted in small improvements (less than 10% change) to the originally reported resource and it is these amended results that are reported herein.

Platinum Group Metals Ltd.
2011 Annual Information Form

Merensky Reserves Project 1(1)
Tonnes t	4E g/t	Content Moz 4E
Merensky Proven
6,677,304	5.61	1.205
Merensky Probable
11,333,294	5.44	1.983
Total Merensky Mineral Reserves
18,010,598	5.51	3.188

Note:
(1)

The Company has a 74% interest in these reserves. The Qualified Persons for the information in the above table with respect to Project 1, derived from the October 2009 Updated Feasibility Study, are Charles Muller, Gordon Cunningham and Tim Spindler, each of whom were independent of the Company as of the date of the Updated Feasibility Study. Reserves were calculated based on the resources as reported and available at the time of the Updated Feasibility Study. New geo-statistical information resulting from recent infill borehole data, combined with implementation level modeling, mine planning and scheduling could result in changes to the estimated reserves for Project 1. At the time of writing the information available indicates a variation of less than 10% of the contained ounces as previously reported. As mine implementation planning continues this may change.

UG2 Reserves Project 1(1)
Tonnes t	4E g/t	Content Moz 4E
UG2 Proven
5,086,535	3.37	0.551
UG2 Probable
8,448,801	3.41	0.927
Total UG2 Mineral Reserves
13,535,336	3.40	1.478

Note:
(1)

The Company has a 74% interest in these reserves. The Qualified Persons for the information in the above table with respect to Project 1, derived from the October 2009 Updated Feasibility Study, are Charles Muller, Gordon Cunningham and Tim Spindler, each of whom were independent of the Company as of the date of the Updated Feasibility Study. Reserves were calculated based on the resources as reported and available at the time of the Updated Feasibility Study. New geo-statistical information resulting from recent infill borehole data, combined with implementation level modeling, mine planning and scheduling being completed at the time of writing of this AIF, could result in changes to the estimated reserves for Project 1.

Platinum Group Metals Ltd.
2011 Annual Information Form

Listing of Individual Elements from 4E Reserve Statement
Metal	Reef	Category	Prill Split	Tonnage	g/t	Content
				Tonnes		Tonne	Moz
Pt	Merensky	From Proved 4E Reserve	64%	6,677,304	3.59	23.99	0.771
		From Probable 4E Reserve	64%	11,333,294	3.48	39.47	1.269
		Total	64%	18,010,598	3.52	63.46	2.040
	UG2	From Proved 4E Reserve	63%	5,086,535	2.12	10.79	0.347
		From Probable 4E Reserve	63%	8,448,801	2.15	18.16	0.584
		Total	63%	13,535,336	2.14	28.95	0.931
Pd	Merensky	From Proved 4E Reserve	27%	6,677,304	1.52	10.12	0.325
		From Probable 4E Reserve	27%	11,333,294	1.47	16.65	0.535
		Total	27%	18,010,598	1.49	26.77	0.861
	UG2	From Proved 4E Reserve	26%	5,086,535	0.88	4.45	0.143
		From Probable 4E Reserve	26%	8,448,801	0.89	7.50	0.241
		Total	26%	13,535,336	0.88	11.95	0.384
Rh	Merensky	From Proved 4E Reserve	4%	6,677,304	0.22	1.50	0.048
		From Probable 4E Reserve	4%	11,333,294	0.22	2.47	0.079
		Total	4%	18,010,598	0.22	3.97	0.128
	UG2	From Proved 4E Reserve	10%	5,086,535	0.34	1.71	0.055
		From Probable 4E Reserve	10%	8,448,801	0.34	2.88	0.093
		Total	10%	13,535,336	0.34	4.60	0.148
Au	Merensky	From Proved 4E Reserve	5%	6,677,304	0.28	1.87	0.060
		From Probable 4E Reserve	5%	11,333,294	0.27	3.08	0.099
		Total	5%	18,010,598	0.28	4.96	0.159
	UG2	From Proved 4E Reserve	1%	5,086,535	0.03	0.17	0.006
		From Probable 4E Reserve	1%	8,448,801	0.03	0.29	0.009
		Total	1%	13,535,336	0.03	0.46	0.015

The Qualified Persons for the information in the above table with respect to Project 1, derived from the Updated Feasibility Study, are Charles Muller, Gordon Cunningham and Tim Spindler, each of whom were independent of the Company as of the date of the Updated Feasibility Study and continue to be independent as of the date of this AIF.

Cautionary Note to U.S. Investors: The above tables use the terms “measured,” “indicated,” and “inferred,” “reserves,” and “resources.” While these terms are recognized and required by Canadian regulations the SEC guidelines does not recognize them. U.S. investors are cautioned not to assume that any part of a mineral deposit in these categories will ever be converted to reserves. In addition, the terms “proven,” “probable,” and “reserves” as used above are given the meaning given under Canadian regulations, which differ from the standard of the SEC. See “Cautionary Note for United State Readers.”

Updated Feasibility Study

On January 10, 2007, the Company completed a positive pre-feasibility study for Project 1. During 2007, the WBJV commissioned the July 2008 Feasibility Study for Project 1, which study was published on July 7, 2008. The July 2008 Feasibility Study considered and outlined the details and mitigation of several considered projects risks, assessed in full detail, including metallurgical recoveries, smelting and refining costs, surface and mining rights, permits, and involvement of communities in compliance with the Minerals and Petroleum Resources Development Act (2002).

Platinum Group Metals Ltd.
2011 Annual Information Form

The July 2008 Feasibility Study’s findings were positive for a platinum mine in the Project 1 area of the WBJV. The July 2008 Feasibility Study made a declaration of mineable reserves and outlined a scope for an underground mine producing 160,000 ounces per annum platinum or 250,000 ounces per annum platinum, palladium, rhodium and gold in concentrate.

Subsequently, the Updated Feasibility Study was published containing revised resource estimation for the Project 1 area. The revised resource estimation indicated that measured and indicated resources had increased as a result of further drilling in the Project 1 and 1A areas. These increased ounces have not yet been included in the mineable reserves of the Updated Feasibility Study mine plan. The Updated Feasibility Study recommends a series of five simultaneous declines accessing the deposit with a mining rate of 156,000 tonnes per month, which provides 13 years of steady state tonnage production. First ore is reached by development 13 months from the commencement of underground work. Mining is only scheduled on the reserves. Resources in the Project 1 area and lower grade UG2 resources also provide some future opportunities. The mining and development plan includes conventional hand held drilling utilizing electrical drills and scraper winch cleaning similar to the successful conventional mining at the adjacent mines. Declines and primary access to the deposit is designed for development with mechanized equipment. Ore is initially to be hauled out of the mine with mechanized equipment and assisted then by conveyor from year 4 of mine life to end of mine life.

The Merensky Reef is modeled to be mined at widths between 93 cm and 176 cm at an average of 115 cm and the UG2 Reef will be mined at widths between 105cm and 205cm at an average of 153cm. At the recommended mining rate and modifying factors the mine plan generates approximately 234,000 – 300,000 4E oz in concentrate per year. During nine years of peak production, approximately 275,000 4E oz are produced from the Merensky Reef horizon. The mine has a 22 year planned mine life. The Qualified Persons who authored the Updated Feasibility Study have recommended that the mine plan be reviewed based upon the changes to the mineral resources. This work is being carried out as part of project implementation and subsequent to recent infill drilling as described above.

Infrastructure and Metal Recovery

The Updated Feasibility Study design for metallurgical extraction utilizes a standard plant design similar to other nearby plants in the Bushveld complex operating on the same reefs. The plant is designed with circuits that can process Merensky Reef, UG2 Reef or a blended feed. The Merensky Reef is the target of initial mining because of its higher grade and low chrome content. The concentrator has been designed and re-costed, based on treating the optimal 140,000 tonnes per month. The revised mine plan has increased this treatment rate to 160,000 tonnes per month and for the concentrator to treat this increased quantity of reef, the recovery has been reduced with a discount of up to 2.5% for treatment in excess of nominal “name plate” capacity.

Metallurgical testing and the published experience of the adjacent operating mines support a “name plate” capacity plant recovery rate estimate of 87.5% of platinum, palladium, rhodium and gold on the Merensky Reef and 82.5% on the UG2 Reef. Recoveries of 45% for nickel and 70% for copper are also modeled for the Merensky Reef. Ruthenium and Iridium are also included as minor contributors. Further metallurgical test work has now been completed as the Company prepares for project implementation and negotiations on final off take terms. Further metallurgical work will be done in the months ahead as the Company looks at the effects on concentrate of early mining and blending of UG2 ore.

The mine infrastructure in the estimates includes the entire required surface infrastructure for a standalone mine including water, power, underground access and ventilation to establish full production. At the time of writing the Company is in discussions with local water utility Magaliesberg Water to finalize the delivery of a six megalitre allocation for permanent water supply as a part of a regional development plan. A temporary water supply for use during construction has already been installed and is functional. During 2010 the Company paid the South African power utility Company ESKOM deposits against their work to design infrastructure for the delivery of construction power and commercial production power to the property.

Platinum Group Metals Ltd.
2011 Annual Information Form

Smelter Terms

The Updated Feasibility Study includes capital and operating estimates to produce concentrate but no capital is included for smelting or refining of this concentrate. The costs associated with smelting and refining of concentrate is modeled as a deduction from revenue arising from the sale of concentrate to others. While the terms of agreements governing the sale of such concentrates within the South African PGM industry are all confidential, the relevant Qualified Person for the Updated Feasibility Study believes the deductions used in the Updated Feasibility Study financial model are indicative of deductions current in this industry. The party to who concentrate will be sold and the terms of this potential sale are yet to be determined. Anglo has a 60 day right of first refusal to purchase all of the ore or concentrate produced by Projects 1 and 3 on terms no less favourable to the Company than those it may secure with another commercial off taker. Estimated deductions in the Updated Feasibility Study include penalties and shipment charges and total approximately 15% from gross concentrate sales revenue.

Discussions are currently underway with all commercial smelter/refiners of PGE’s in South Africa in order to secure an off-take agreement. The Company now estimates that the completion of off take arrangements, including Anglo’s 60 day right of first refusal, will be completed by Q2 of calendar 2012.

Financial Details

The Base Case for the Updated Feasibility Study was modeled using 3 year trailing metal prices at September 2009, including US$1,343 per ounce platinum, an exchange rate of 8 Rand to the US Dollar and a 10% discount rate, resulting in a pre-tax net present value of US $475 million for the project on a 100% of project basis. Applying a 5% discount rate resulted in a pre-tax net present value of US $981 million on a 100% of project basis. The UFS model does not include escalation of costs or metal prices due to inflation. The Base Case also calculated a strong Internal Rate of Return “IRR” (pretax) of 23.54% .

Average life-of-mine cash operating costs to produce concentrate is now estimated at R525 per tonne (approximately US$65.63) of ore or R4,208 (approximately US$526) per 4E ounce on a life of mine basis. Operating costs and underground development costs have increased from those in the July 2008 Feasibility Study primarily as a result of mining related cost including labour increases. The Merensky Reef layer represents the first 15 years of production and the Merensky basket price per 4E ounce is modeled at US$1,185 (3 year trailing prices) and US$1,025 (recent prices). The UG2 layer represents the balance of the production. The UG2 basket price per 4E ounce is modeled at US$1,433 (3 year trailing prices) and US$1,068 (recent prices). The model includes a subsequent average 15.16% discount from the metal price to estimate the smelter pay discount.

The project has an estimated life of 22 years with nine years at a steady state of production of 234,000 to 300,000 ounces per year. The capital cost for the mine and concentrator complex are estimated at R3.55 billion or US$443.13 million for peak funding and R4.76 billion or US$595.04 million for life of mine funding. The life of mine capital cost estimate was reduced from that in the July 2008 Feasibility Study by US$89 million as a result of changes in design to use mostly grid power rather than self-generated power and improvements in mine design.

A portion of the proceeds of the October 2010 Financing were used to initiate a Phase 1 development and bulk sample program, budgeted at USD $100 million, to begin sinking twin declines into the central part of the Project 1 deposit. Phase 1 funds are also being used to commence surface and earth works, including pads, lay down areas, a box cut, decline access and limited level development. Such work included detailed implementation preparations, including working with the key potential contractors and suppliers of water and power. Further financing will be required to complete the project, likely from a combination of debt financing and the issuance of additional equity.

Phase 1 is approximately 55% to 60% complete with estimated completion by late calendar 2012. At present Phase 1 is on budget and is approximately 10 to 12 weeks behind original schedule. Delays have occurred as a result of the time taken to achieve Phase 1 permits, contractor performance, scheduling of duties and handover between civil and underground contractors, job action in September and October by the National Union of Mine Workers against underground mining contractor JIC and by the requirement for the careful placement of ground support at the portal entrance to the twin declines of Phase 1. As indicated by drilling, the first 30 to 50 metres vertical at the location of the box cut required ground support consisting of roof bolts, resin injection, mesh and steel sets. Ground conditions at the Phase 1 portals are consistent with those found at the other shafts and declines operating in the vicinity. The box cut excavation brings the working area down 18 metres vertical, from where the portals begin. Once the turn under at the face was complete and the first few sets were completed, the ground conditions improved as expected. It took longer to complete this work than originally budgeted for.

Platinum Group Metals Ltd.
2011 Annual Information Form

The Company has completed additional drilling and engineering work since October 2009 and is considering potential changes in capital costs, power availability and project implementation schedules due to changes in the mining market, metals prices and other factors since the effective date of the Updated Feasibility Study. For more detail on Phase 1 development see “Recent Developments – Project 1” above.

The Company plans to commence Phase 2, including an additional southern decline access to the deposit and a milling, concentrating and tailings facility, once a final mining right has been granted and funding from both debt and equity sources are arranged to cover estimated capital costs. Plant and facility construction and commissioning are estimated to take two years to complete. First production is currently projected to occur in mid-2014. Full commercial production is estimated to occur after a two to three year ramp up period subsequent to the commissioning of the plant.

Post UFS Technical Work

Following the completion of the Updated Feasibility Study for Project 1 in October 2009 the Company completed further drilling, metallurgical work, mine design and cost estimation work. The Company has also incurred actual construction and property acquisition costs under the Phase 1 development program currently underway. Amendments to aspects of the UFS are in progress as expected during project implementation. Initial indicators, based on current implementation cost estimates, are that peak funding requirements for Project 1 have not changed materially from the UFS estimate. Current estimates of steady state production remain unchanged.

Social Development and Responsibilities

Feedback from the public consultation processes for the environmental assessment and social and labour plan development have been constructive and positive. The mine capital development plan includes a significant investment in training through the life of mine, allocated to a social and labour plan to ensure maximum value from the project for all stakeholders, including local residents. Based on interaction with the community, the completion of a skill and needs assessment, and our training plans, the project is planning for 2,700 jobs with a target of at least 30% from the local communities. The Company is committed to a strong community involvement in the project particularly as Wesizwe Platinum is a 26% partner in the project and their largest shareholder is one of the communities near the mine. To assist the Company in achieving these goals, we have contracted the services of an experienced and professional HR company, RBS, (See discussion under Recent Developments- Project 1 above)

Additionally, the mine’s financial estimates include an accumulated charge per tonne to create a fund for eventual closure of the mine projected in 2031.

War Springs and Tweespalk, North Limb, South Africa

Since 2005, the Company has been actively exploring its War Springs and Tweespalk projects, which are located on the North Limb of the Bushveld Complex in South Africa. The War Springs property covers 22 square kilometres and is located 24 kilometres south of the Anglo open pit PPRust Platinum mine along the same “Platreef” section of the Bushveld Complex. Exploration has consisted of diamond drilling, geophysical surveys and ground prospecting. In March 2008, the Company reported an inferred resource on a 100% basis of 1.676 million ounces 3E (platinum, palladium and gold) at a grade of 1.11 g/t with a minor credit for copper and nickel. Additional information regarding grade, prill splits, sampling and resource calculations can be found in an NI 43-101 technical report dated June 18, 2009 entitled “Revised Inferred Mineral Resource Declaration War Springs (Oorlogsfontein 45K2), Northern Limb Platinum Property, Limpopo Province, Republic of South Africa” (the “War Springs Report”) filed on SEDAR and on EDGAR at www.sec.gov.

Platinum Group Metals Ltd.
2011 Annual Information Form

The War Springs mineral resource is characterised by two distinct reef layers, termed the "B" and "C" reefs. Both reefs are typically greater than 6 metres thick. The reefs outcrop on surface and extend down dip in parallel sheets at a 65 degree angle to a depth of 400 metres, remaining open at depth. Of the 22 boreholes drilled to February 2006, and which were used in the resource calculation, 15 boreholes intersected the “B” Reef and 8 boreholes intersected the “C” Reef. A total of 9,926 samples were taken for analysis. Drilling results from Phase 1 and 2 covering approximately 2,200 metres of strike length on 250 metre spacing, combined with a review of economic cut-off, form the basis of the War Springs Report.

Subject to vendor payments due upon a decision to mine, the Company holds a 70% interest in the War Springs Project and Africa Wide and Taung Platinum Exploration (Pty) Ltd. (“Taung Platinum”) each hold a 15% interest carried to feasibility study. Taung Platinum is an affiliated company of Moepi Platinum (Pty.) Ltd., which is Platmin Ltd.’s (PPN-TSX) Black Economic Empowerment partner in South Africa.

In March 2009, the Company announced an option agreement with Japan Oil, Gas and Metals National Corporation (“JOGMEC”), an incorporated administrative institution of the Government of Japan, pursuant to which JOGMEC may earn 35% (one half of the Company’s interest) of Platinum Group’s interest in the War Springs Project by incurring US$ 10 million in expenses over 5 years. Since March 2009 a total of 17,222 metres of drilling in 20 boreholes have been completed on the War Springs project with JOGMEC funding. Total expenditures incurred by JOGMEC to August 31, 2011 on War Springs amounted to approximately $2.9 million. Subsequent to year end the 2011 drilling program was completed and JOGMEC indicated that they do not plan to fund further work on this project. The Company is considering further work or possible joint ventures for the project at this time.

Sable Joint Venture, South Africa

In 2008, the Company conducted a new business generative program including research and implementation, including the application for several new license areas on or near to the Bushveld Complex. In 2008 and 2009, the Company was granted several new prospecting permits as a result of this work. In 2008, the Company entered into an exploration joint venture with Sable (“Sable Joint Venture”) with respect to new prospecting permits located at the eastern end of the Western Bushveld Complex encompassing 110.62 square kilometers. Sable has the right to earn a 51% interest in the Sable Joint Venture by spending R 51 million in exploration costs over five years. A private Black Economic Empowerment group holds 26% and the Company will operate the exploration program and retain a 23% interest when the earn-in is complete. In November 2010, Sable advised the Company that they had obtained project funding and drilling on site commenced.

Exploration work consisting of mapping, soil sampling, geophysical surveys and drilling has been undertaken to date. Drilling is underway at the time of writing. Results will be released in the months ahead. To the time of writing, a total of 4,134 metres have been drilled in 5 boreholes on the project area. The Company is the operator of the project.

Waterberg Venture, South Africa

During September 2009, the Company was granted prospecting rights for a 137 square kilometre area named the Waterberg Project north of the known North Limb of the Bushveld Complex. The Company holds an initial 74% interest in the project and private South African Black Economic Empowerment firm, Mnombo, holds a 26% interest. Magnetic, gravity, and general trends all indicate that the North Limb extends under shallow cover in this area and initial geochemical sampling confirmed this interpretation. Drilling in early 2011 confirmed the presence of BIC sequences and results announced on November 9, 2011 confirmed the presence of two PGE bearing zones or reefs with significant values. Reported drill intercepts included 3.47 g/t platinum, palladium and gold (2 PGE+Au) over 3.5 meters and 7.00 g/t 2PGE+Au over 5.0 meters at vertical depth of approximately 660 meters. At the time of writing assay values for these intercepts for rhodium, copper and nickel remained outstanding. Drilling on the Waterberg Project continued in November 2011 with two drill rigs and at the time of writing the Company is planning to deploy another two rigs in order to accelerate the project.

Platinum Group Metals Ltd.
2011 Annual Information Form

In October 2009, the Company entered an agreement with JOGMEC and Mnombo whereby JOGMEC may earn up to a 37% interest in the Waterberg project for an optional work commitment of US$3.2 million over 4 years, while at the same time Mnombo is required to match JOGMEC’s expenditures on a 26/74 basis. If required, the Company agreed to loan Mnombo their first $87,838 in project funding. To the time of writing, a total of 3,331 metres have been drilled in 2 completed boreholes and 2 boreholes underway on the project area. The Company is the operator of the project. Total cumulative expenditures incurred by JOGMEC to August 31, 2011 amounted to approximately R 6.4 million ($0.89 million) and to October 31, 2011 JOGMEC had funded approximately R 6.85 million ($0.92 million).

On November 7, 2011 the Company entered into an agreement with Mnombo whereby the Company will acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for a cash payment of R 1.2 million and for the Company paying for Mnombo’s 26% share of Waterberg Project costs to feasibility. When combined with the Company’s 37% direct interest in the Waterberg Project (after JOGMEC earn-in), the 12.974% indirect interest to be acquired through Mnombo will bring the Company’s project interest to 49.974% .

Lac Des Iles, Ontario, Canada

The Company maintains a large mineral rights position in the Lac des Iles – Thunder Bay North area, Ontario as a strategic holding against increasing prices for palladium and platinum. Included in these holdings are claims staked in early 2011 and continued 100% interests in the Lac Des Iles River, Shelby Lake and South Legris properties, all subject to 2.0% NSR royalties, which the Company may buy back.

The Company’s Canadian exploration program was active in the period and 12 new properties have been acquired in the Thunder Bay Mining District, Ontario. The acquired ground covers at total of 532 square kilometers, bringing the company’s holdings in the Lac des Iles – Thunder Bay North region to 657 square kilometers. The majority of these new properties were acquired by staking, utilizing in-house compilation and modeling of geophysics, geochemistry and work completed by the company in the area over the past 10 years. Acquisition costs for the period totalled $323,577 (2010 - $31,968). In addition, the Company retains a majority interest in the 73 square kilometre Agnew lake property near Sudbury, Ontario.

The property interests acquired in the current period include the Bark Lake Option a right to earn up to a 75% interest in Benton. Bark Lake platinum-palladium project, comprised of 19 mineral claims totaling 3,884 hectares located approximately 120 km west of Thunder Bay, Ontario. Pursuant to the Bark Lake Option, to earn a 70% interest, the Company must make staged option payments of $145,000 in cash ($35,000 paid) and 215,000 shares (none issued to date) and complete $1,625,000 in exploration ($295,570 completed to August 31, 2011) over a seven year period. The Company may earn a further 5% (75% total) by completing a pre-feasibility study.

All of the newly acquired properties in the Thunder Bay District are targeted on a new mineralization type in younger intrusive rocks where contained platinum is equal or greater than palladium. Platinum Group’s older projects are targeted on older intrusive rock types like that at North American Palladium’s Lac des Iles Mine where palladium is the dominant PGM. Historically, North American deposits have been dominated by palladium rather than rarer and more valuable platinum. Some new exploration in the Thunder Bay area has demonstrated previously unexplored potential for platinum in pipe like intrusions or conduits. The Company plans to be a major participant in exploration for this new deposit type in this area.

The Company is currently conducting exploration programs on all the Lac des Iles - Thunder Bay District properties. Prospecting, geophysical surveys, soil and rock chip sampling, mapping and drilling have all been part of the 2011 work program. Three of the 100% owned properties and the Bark Lake Option were drill tested based on airborne geophysical survey results, geological ground work, geochemistry and compilation of historic data. A total of 2,759 metres have been drilled in 13 holes to date.

Northwest Territories, Canada

The Canadian exploration portfolio has also expanded north with the acquisition of 100% ownership in the Providence Ni-Cu-Co-PGM property in the Northwest Territories. The property covers approximately 20 kilometers of a recently recognized belt of mafic to ultramafic rocks that is host to the first discovery of magmatic Cu-Ni-Co-PGM massive sulphide mineralization in the Slave Craton. There is an established three dimensional target with sixteen drill intercepts of copper, nickel and impressive PGM grades as well as regionally mapped district potential. The Company is planning for an early 2012 supply and exploration start up utilizing the winter road that services the Diavik Mine, located 70 kilometers east of the project. Diamond drilling is planned to expand the extent of known mineralization as well as test numerous under explored targets defined by the work inherited from the previous owner along the 20 kilometer trend.

Platinum Group Metals Ltd.
2011 Annual Information Form

Risk Factors

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company. Without limiting the foregoing, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities.

General

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits, but also from finding mineral deposits, which though present, are insufficient in quantity and/or quality to return a profit from production.

Additional funding may be required

The Company does not have sufficient cash resources on hand to meet all of the Company's planned future financial requirements relating to the exploration, development and operation of the Company's projects. The Company will require additional financing from external sources, such as joint ventures, debt financing or equity financing, in order to meet planned requirements and carry out the future development of the Company's projects and external growth opportunities. The success and the pricing of any such capital raising and/or debt financing will be dependent upon the prevailing market conditions at that time. There can be no assurance that such financing will be available to the Company or, if it is, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, this may have a depressive effect on the price of the Company's securities and the interests of shareholders in the net assets of the Company may be diluted. Any failure by the Company to obtain required financing on acceptable terms could cause the Company to delay development of its material projects and could have a material adverse effect on the Company's financial condition, results of operations and liquidity.

Metal prices affect the success of the Company’s business

Metal prices have historically been subject to significant price fluctuations. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increases or decreases in production due to improved mining and production methods. Significant or continued reductions or volatility in metal prices may have an adverse effect on the Company’s business, including the amount of the Company’s reserves, the economic attractiveness of the Company’s projects, the Company’s ability to obtain financing and develop projects and, if the Company’s projects enter the production phase, the amount of the Company’s revenues or profit or loss.

The Company’s business is subject to exploration and development risks

With the exception of Project 1, all of the Company’s properties are in the exploration stage and no known reserves have been discovered on such properties. At this stage, favourable drilling results, estimates and studies are subject to a number of risks, including:

  the limited amount of drilling and testing completed to date;

  the preliminary nature of any operating and capital cost estimates;

  the difficulties inherent in scaling up operations and achieving expected metallurgical recoveries;

  the likelihood of cost estimates increasing in the future; and

  the possibility of difficulties procuring needed supplies of electrical power and water.

Platinum Group Metals Ltd.
2011 Annual Information Form

There is no certainty that the expenditures to be made by the Company or by its joint venture partners in the exploration of the properties described herein will result in discoveries of precious metals in commercial quantities or that any of the Company’s properties will be developed. Most exploration projects do not result in the discovery of precious metals and no assurance can be given that any particular level of recovery of precious metals will in fact be realized or that any identified resource will ever qualify as a commercially mineable (or viable) resource which can be legally and economically exploited. The resource and reserve estimates contained herein have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. Extended declines in market prices for platinum, palladium, rhodium and gold may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition. Amendments to the mine plans and production profiles may be required as the amount of resources changes or upon receipt of further information during the implementation phase of the project.

The Company requires various permits in order to conduct its current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company

The Company’s current and anticipated future operations, including further exploration, development activities and commencement of production on the Company’s properties, require permits from various national, provincial, territorial and local governmental authorities. In particular, the Company must obtain a water use licence and mining right for Project 1 and an environmental impact assessment must be completed and approved by the Government of South Africa and there can be no absolute assurance that all licenses and permits which the Company requires for the construction of mining facilities and the conduct of mining operations will be obtainable on reasonable terms, or at all. Delays or a failure to obtain such licenses and permits, or a failure to comply with the terms of any such licenses and permits that the Company has obtained, could have a material adverse impact on the Company.

The Company is subject to the risk of fluctuations in the relative values of the Canadian Dollar as compared to the South African Rand and the United States Dollar

The Company may be adversely affected by foreign currency fluctuations. The Company is primarily funded through equity investments into the Company denominated in Canadian Dollars. In the normal course of business the Company enters into transactions for the purchase of supplies and services denominated in South African Rand. The Company also has cash and certain liabilities denominated in South African Rand. Several of the Company’s options to acquire properties or surface rights in the South Africa may result in payments by the Company denominated in South African Rand or in U.S. Dollars. Exploration, development and administrative costs to be funded by the Company in South Africa will also be denominated in South African Rand. Fluctuations in the exchange rates between the Canadian Dollar and the South African Rand or U.S. Dollar may have an adverse or positive affect on the Company.

Platinum Group Metals Ltd.
2011 Annual Information Form

The mineral exploration industry is extremely competitive

The resource industry is intensely competitive in all of its phases, and the Company competes with many companies that possess greater financial resources and technical facilities. Competition could adversely affect the Company’s ability to acquire suitable new producing properties or prospects for exploration in the future. Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel.

South African foreign exchange controls may limit repatriation of profits

Loan capital or equity capital may be introduced into South Africa through a formal system of exchange control. Proceeds from the sale of assets in South Africa owned by a non-resident are remittable to the nonresident. Approved loan capital is generally remittable to a non-resident company from business profits. Dividends declared by a non-listed South African company are remittable to non-resident shareholders. However, there can be no assurance that restrictions on repatriation of earnings from the South Africa will not be imposed in the future.

Judgments based upon the civil liability provisions of the United States federal securities laws may be difficult to enforce

The ability of investors to enforce judgments of United States courts based upon the civil liability provisions of the United States federal securities laws against the Company, its directors and officers, and the experts named herein may be limited due to the fact that the Company is incorporated outside of the United States, a majority of such directors, officers, and experts reside outside of the United States and their assets are located outside the United States. There is uncertainty as to whether foreign courts would: (i) enforce judgments of United States courts obtained against the Company or such person predicated upon the civil liability provisions of the United States federal securities laws, or (ii) entertain original actions brought in foreign courts against the Company or such persons predicated upon the federal securities laws of the United States, as such laws may conflict with foreign laws.

The Company is subject to significant governmental regulation

The Company’s operations and exploration and development activities in South Africa and Canada are subject to extensive federal, state, provincial, territorial and local laws and regulation governing various matters, including:

  environmental protection;

  management and use of toxic substances and explosives;

  management of natural resources;

  exploration, development of mines, production and post-closure reclamation;

  exports;

  price controls;

  taxation;

  regulations concerning business dealings with local communities;

  labour standards and occupational health and safety, including mine safety; and

  historic and cultural preservation.

Platinum Group Metals Ltd.
2011 Annual Information Form

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of the Company’s properties.

The Company’s operations are subject to environmental laws and regulation that may increase the Company’s costs of doing business and restrict its operations

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes to environmental legislation in Canada or South Africa will not adversely affect the Company’s operations. Environmental hazards may exist on the Company’s properties which are unknown at present and which have been caused by previous or existing owners or operators. Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, the Company’s operations and exploration activities are subject to Canadian and South African national and provincial laws and regulations governing protection of the environment. Such laws are continually changing and, in general, are becoming more restrictive.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

The Company has not made any material expenditure for environmental compliance to date. However, there can be no assurance that environmental laws will not give rise to significant financial obligations in the future and such obligations could have a material adverse effect on the Company’s financial performance.

Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire, flooding and earthquakes may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Company’s securities.

The Company has limited experience with development-stage mining operations

Although there are personnel within the Company who have experience with development stage mining operations, the Company’s ability to place projects into production will be dependent upon using the services of both mining contractors and additional appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available the necessary expertise when and if the Company places its mineral properties into production.

The Company has a history of losses and it anticipates continuing to incur losses for the foreseeable future.

Apart from income for the year ended August 31, 2010 of $26.66 million, the Company has a history of losses. Net losses in 2011 were $11.67 million and a $7.0 million loss was recorded in the year ended August 31, 2009. At August 31, 2011, the Company had an accumulated deficit of $19.78 million. The Company anticipates continued losses for the foreseeable future until it can successfully place one or more of its properties into commercial production on a profitable basis.

Platinum Group Metals Ltd.
2011 Annual Information Form

The Company has a lack of cash flow, which may affect its ability to continue as a going concern. It is an exploration and development company with a history of losses and no history of revenues from its operations. None of the Company’s properties are currently in production, and although the Updated Feasibility Study indicates a positive economic model for Project 1, there is no certainty that the Company will succeed in placing that project into production in the near future, if at all. The Company used $5.90 million in cash for operating purposes in 2011, $6.71 million in cash for operating purposes in 2010 and $5.42 million in cash for operating activities in 2009. The Company used $90.23 million in cash for investing activities in 2011, $25.02 million for investing activities in 2010 and $3.13 million in 2009. Historically, the only source of funds available to the Company has been through the sale of its equity securities, interest revenue and minor cost recoveries.

The Company’s continuing operations and the recoverability of the amounts capitalized for mineral properties in its consolidated financial statements, prepared in accordance with Canadian GAAP, is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay the Company’s liabilities arising from normal business operations when they become due. External financing, predominately by the issuance of equity to the public, and by debt financing, will be sought to finance the Company’s operations; however, there is no assurance that sufficient funds will be raised.

Most of the Company’s properties contain no known reserves

Project 1 contains mineral reserves. The remaining properties are in the exploration stage meaning that the Company has not determined whether such properties contain mineral reserves that are economically recoverable. Failure to discover economically recoverable reserves on a mineral property will require the Company to write-off the costs capitalized for that property in its Canadian GAAP financial statements. At August 31, 2011 deferred acquisition, exploration and development costs related to the Western Bushveld Complex totalled $138.56 million (2010 - $115.43 million and 2009 - $Nil) while all of the Company’s mineral property interests outside of the WBC Project totalled $7.81 million (2010 - $6.4 million and 2009 - $6.0 million).

The Company depends on its key management employees

The Company’s development to date has depended, and in the future will continue to depend, on the efforts of its key management figures: R. Michael Jones, the Company’s President, CEO and director; Frank R. Hallam, the Company’s CFO and director; and Peter Busse, the Company’s Chief Operating Officer. The loss of any of the Company’s key management figures could have a material adverse effect on the Company. The Company has entered into contracts with the named directors, officers and employees. It does not maintain key man insurance on any of its management.

The Company’s directors may be associated with other mineral resource companies

Certain of the Company’s officers and directors may become associated with other natural resource companies that acquire interests in mineral properties. R. Michael Jones, the Company’s President, CEO and director is also a director of West Kirkland Mining Inc. (“WKM”), a public company with mineral exploration properties in Ontario and Nevada, a director of MAG Silver Corp. (“MAG Silver”), a public company with silver properties in Mexico, and a director of Nextraction Energy Corp. (“Nextraction”), a public company with oil properties in Alberta, Kentucky and Wyoming. Frank Hallam, the Company’s CFO and director, is also a director of MAG Silver, WKM, Lake Shore Gold Corp, and Nextraction. Eric Carlson, a director of the Company, is also a director of MAG Silver, WKM and Nextraction. Barry Smee, a director of the Company, is also a director of Almaden Resources Ltd., a company with projects in Mexico, the USA and Canada.

Platinum Group Metals Ltd.
2011 Annual Information Form

Such associations may give rise to conflicts of interest from time to time. The Company’s directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest, which they may have in any project or opportunity of the Company. If a subject involving a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and the Company’s financial position at that time. See “Conflicts of Interest.”

The Company’s share price has been volatile in recent years

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of many companies, particularly those considered exploration or development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the price of the Common Shares on the TSX fluctuated from a high of $2.70 to a low of $1.26 and on the NYSE-A from a high of US $2.80 to a low of US $1.25 within the twelve month period ending August 31, 2011. There can be no assurance that continual fluctuations in price will not occur.

The Company does not expect to pay dividends

The Company has not paid any dividends since incorporation and it has no plans to pay dividends for some time. The Company’s directors will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time. All of the Common Shares are entitled to an equal share of any dividends declared and paid.

The Company’s prospecting rights are subject to title risks

The Company’s prospecting rights may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. The Company holds its interest in Project 1 and Project 3 through its holdings of Maseve, which company in turn holds 100% of the prospecting rights comprising Project 1 and Project 3. Although duly approved and issued, these prospecting rights are still in process of final title registration by the Government of South Africa. These or other defects could adversely affect the Company’s title to such properties or delay or increase the cost of the development of such prospecting rights.

Any disputes or disagreements with the Company’s joint venture partners could materially and adversely affect the Company’s business

PTM RSA is a party to the Maseve Shareholders’ agreement, a shareholder’s agreement with Africa Wide and Maseve related to the exploration and development of Project 1 and Project 3. Certain members of the management and boards of directors of Maseve are nominated by Wesizwe. Although the Company has majority control of Maseve and its board of directors, there is no assurance that the strategic direction of Maseve will always be consistent with the Company’s objectives. Any change in the management or strategic direction of Wesizwe or one or more of the Company’s other joint venture partners could materially and adversely affect the Company’s business and results of operations. Additionally, if a dispute arises between the Company and a joint venture partner which cannot be resolved amicably, the Company may be unable to move its projects forward and may be involved in lengthy and costly proceedings to resolve the dispute, which could materially and adversely affect the Company’s business and results of operations.

Socio-economic instability in South Africa or regionally may have an adverse effect on the Company’s operations and profits

The Company has ownership interests in significant projects in South Africa. As a result, it is subject to political and economic risks relating to South Africa, which could affect an investment in the Company. South Africa was transformed into a democracy in 1994. The government policies aimed at redressing the disadvantages suffered by the majority of citizens under previous governments may impact the Company’s South African business. In addition to political issues, South Africa faces many challenges in overcoming substantial differences in levels of economic development among its people. While South Africa features highly developed and sophisticated business sectors and infrastructure at the core of its economy, large parts of the population do not have access to adequate education, health care, housing and other services, including water and electricity.

Platinum Group Metals Ltd.
2011 Annual Information Form

The Company is subject to South African statutes aimed at promoting the accelerated integration of historically disadvantaged South Africans, including the MPRDA, the Broad-Based Black Economic Empowerment Act, 2003 (the “BEE Act”) and the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry (the “Charter”). To ensure that the socio-economic strategies are implemented, the BEE Act provides for Codes of Good Practice (the “Codes”) issued by the South African Minister of Trade and Industry which specify empowerment targets consistent with the objectives of the BEE Act. The scorecard of the Mining Charter requires the mining industry’s commitment of applicants in respect of ownership, management, employment equity, human resource development, procurement and beneficiation. The Charter also set out targets and criteria for broad-based black economic empowerment.

The Company cannot predict the future political, social and economic direction of South Africa or the manner in which government will attempt to address the country’s inequalities. It is also difficult to predict the impact of addressing these inequalities on the Company’s business. Furthermore, there has been regional, political and economic instability in countries north of South Africa. Such factors may have a negative impact on the Company’s ability to own, operate and manage its South African mining projects.

The Company’s land in South Africa could be subject to land restitution claims which could impose significant costs and burdens

The Company’s privately held land could be subject to land restitution claims under the South African Restitution of Land Rights Act 1994 (the “Land Claims Act”). Under the Land Claims Act, any person who was dispossessed of rights in land in South Africa as a result of past racially discriminatory laws or practices without payment of just and equitable compensation is granted certain remedies, including the restoration of the land against payment of the owner of compensation by the state. Under the Land Claims Act, persons entitled to institute a land claim were required to lodge their claims by December 31, 1998. The Company has not been notified of any land claims, but any claims of which it is notified in the future could have a material adverse effect on its right to the properties to which the claims relate and, as a result, on the Company’s business, operating results and financial condition.

The South African Restitution of Land Rights Amendment Act 2004 (the “Amendment Act”), became law on February 4, 2004. Under the Land Claims Act, the South African Minister for Agriculture and Land Affairs (the “Land Minister”), may not acquire ownership of land for restitution purposes without a court order unless an agreement has been reached between the affected parties. The Amendment Act, however, entitles the Land Minister to acquire ownership of land by way of expropriation either for claimants who do not qualify for restitution, or, in respect of land as to which no claim has been lodged but the acquisition of which is directly related to or affected by a claim, the acquisition of which would promote restitution to those entitled or would encourage alternative relief to those not entitled. Expropriation would be subject to provisions of legislation and the South African Constitution which provides, in general, for just and equitable compensation. There is, however, no guarantee that any of the Company’s privately held land rights could not become subject to acquisition by the state without the Company’s agreement, or that the Company would be adequately compensated for the loss of its land rights, which could have a negative impact on the Company’s South African projects and therefore an adverse effect on its business and financial condition.

Any adverse decision in respect of the Company’s mineral rights and projects in South Africa under the MPRDA could materially affect the Company’s projects in South Africa

With the enactment of the MPRDA, the South African state became the sole regulator of all prospecting and mining operations in South Africa. All prospecting and mining licences and claims granted in terms of any prior legislation became known as the “old order rights”. All prospecting and mining rights granted in terms of the MPRDA are “new order rights”. All old order prospecting rights had to be lodged for conversion by May 1, 2006 and all old order mining rights had to be lodged for conversion by May 1, 2009.

Platinum Group Metals Ltd.
2011 Annual Information Form

A wide range of factors and principles must be taken into account by the South African Minister of Mineral Resources when considering applications for conversion of prospecting rights to mining rights and old order rights or applications for new order rights. These factors include the applicant’s access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operations, the environmental impact of the operation and, in the case of prospecting rights and mining, considerations relating to fair competition. Other factors include considerations relevant to promoting employment and the social and economic welfare of all South Africans and showing compliance with the provisions regarding the empowerment of historically disadvantaged persons in the mining industry. The MPRDA also provides that a mining right granted under it may be cancelled if the mineral to which such mining right relates is not mined at an optimal rate. All of the Company’s old order prospecting permits in respect of Project 1 and Project 3 have now been converted into new order prospecting rights and the mining right application is in process.

If the Company does not comply with the MPRDA, the Company may be materially delayed or restricted from proceeding with its exploration activities, with the development of future mines and with potential mining operations.

The introduction of South African State royalties where all of the Company’s current mineral reserves are located could have an adverse effect on the Company’s results of operations and its financial condition

The Mineral and Petroleum Resources Royalty Act (the “MPRRA”) came into operation on May 1, 2009. The MPRRA provides for a minimum royalty rate of 0.5% and a maximum rate of 7% for unrefined product, and the royalty will be a tax deductible expense. The feasibility studies covering the Company’s South African projects made certain assumptions related to the expected royalty rates under the MPRRA. If and when the Company begins earning revenue from its South African mining projects, and if the royalties under the MPRRA differ from those assumed in the feasibility studies, this new royalty could have a material and adverse impact on the economic viability of the Company’s projects in South Africa, as well as on the Company’s prospects, financial condition and results of operations.

There can be no assurance that an active market for the Common Shares will be sustained

Securities of mining companies have experienced substantial volatility in the past, and especially during the last couple of years, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the securities of the Company is also likely to be significantly affected by short-term changes in commodity prices, other precious metal prices or other mineral prices, currency exchange fluctuations, financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the performance of the Company that may have an effect on the price of the securities of the Company include the following: the extent of analytical coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company's securities; lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of securities of the Company; the size of the Company's public float may limit the ability of some institutions to invest in the Company's securities; and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company's securities to be delisted from an exchange, further reducing market liquidity. If an active market for the securities of the Company does not continue, the liquidity of an investor's investment may be limited and the price of the securities of the Company may decline. As a result of any of these factors, the market price of the securities of the Company at any given point in time may not accurately reflect the long-term value of the Company. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

There will be dilution from further equity financings

In order to finance future operations, the Company may raise funds through the issuance of common shares or the issuance of debt instruments or other securities convertible into common shares. The Company cannot predict the size of future issuances of common shares or the size and terms of future issuances of debt instruments or other securities convertible into common shares or the effect, if any, that future issuances and sales of the Company's securities will have on the market price of the common shares. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into common shares, would result in dilution, possibly substantial, to present and prospective security holders.

Platinum Group Metals Ltd.
2011 Annual Information Form

Management will have discretion concerning the use of cash resources as well as the timing of expenditures.

Investors will be relying on the judgment of management for the application of the cash resources of the Company. Management may use cash in ways that an investor may not consider desirable. The results and the effectiveness of the application of cash resources are uncertain. If cash resources are not applied effectively, the Company's results of operations may suffer.

Dividends

As of the date of this AIF, the Company has not declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Description of Capital Structure

The Company’s authorized share structure consists of an unlimited number of common shares without par value, of which 177,584,542 common shares were issued and outstanding as at November 21, 2011. All of the issued common shares are fully paid. The Company does not own any of its common shares.

Shareholders are entitled to one vote for each common share on all matters to be voted on by the shareholders. Each common share is equal to every other common share and all common shares participate equally on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the Company’s assets among the shareholders for the purpose of winding up its affairs after we have paid out our liabilities. Shareholders are entitled to receive pro rata such dividends as may be declared by the board of directors out of funds legally available therefore and to receive pro rata the remaining property of the Company upon dissolution. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights, and no provisions for redemption, purchase or cancellation, surrender, sinking fund or purchase fund. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the Business Corporations Act (British Columbia.)

Market for Securities

Trading Price and Volume

The Company’s common shares are listed on the TSX under the symbol “PTM” and on the NYSE AMEX under the symbol “PLG”.

The following tables provide information as to the high, low trading prices of the Company’s shares during the 12 months of the most recently completed financial year as well as the volume of shares traded for each month:

Toronto Stock Exchange – PTM

Month	High	Low	Volume
September, 2010	2.45	1.87	550,200
October, 2010	2.29	1.86	1,149,300
November, 2010	2.49	2.01	1,143,600

Platinum Group Metals Ltd.
2011 Annual Information Form

Toronto Stock Exchange – PTM

Month	High	Low	Volume
December, 2010	2.79	2.08	750,200
January, 2011	2.75	2.20	542,000
February, 2011	2.51	2.22	570,600
March, 2011	2.49	1.88	359,000
April, 2011	2.24	1.90	307,100
May, 2011	2.06	1.81	261,300
June, 2011	2.02	1.67	565,100
July, 2011	1.80	1.62	145,500
August, 2011	1.72	1.24	180,400

NYSE AMEX – PLG

Month	High	Low	Volume
September, 2010	2.39	1.76	213,400
October, 2010	2.24	1.80	328,000
November, 2010	2.50	1.96	894,600
December, 2010	2.80	2.04	723,000
January, 2011	2.77	2.20	568,700
February, 2011	2.62	2.24	625,100
March, 2011	2.56	1.90	465,000
April, 2011	2.34	1.98	368,400
May, 2011	2.14	1.84	278,100
June, 2011	2.08	1.74	177,400
July, 2011	2.08	1.74	177,400
August, 2011	1.79	1.25	290,000

Prior Sales

None

Escrowed Securities

There are no securities of the Company held in escrow.

Directors and Officers

Name & Position	Principal Occupation or Employment	Director since
R. MICHAEL JONES (4) President, CEO and Director British Columbia, Canada	Professional Geological Engineer President and Chief Executive Officer of the Company and a predecessor company from 2000 to present.	February 18, 2002
FRANK R. HALLAM(3) (4) CFO, Secretary and Director British Columbia, Canada	Chartered Accountant Chief Financial Officer of the Company and the founder of a predecessor company from 1983 to present.	February 18, 2002

Platinum Group Metals Ltd.
2011 Annual Information Form

Name & Position	Principal Occupation or Employment	Director since
BARRY SMEE (1)(2)(3) Director British Columbia, Canada	Geologist and Geochemist President of Smee & Associates, a private consulting, geological and geochemistry company, since 1990.	February 18, 2002
IAIN McLEAN (1)(2)(3)(4) Chairman Director and Corp. Consultant to Co. British Columbia, Canada	General Management Consultant. Former
CEO of Municipal Software Corporation of
Canada, a software development company
based in Victoria BC. Former Vice President
and General Manager of Total Care
Technologies, a division of Ad Opt
Technologies Inc, a medical software
	development company.	February 18, 2002
ERIC CARLSON (1) (2) Director British Columbia, Canada	Chartered Accountant
President and Chief Executive Officer of
Anthem Properties Corp., an investment
group specializing in the acquisition and
management of residential and office
properties in Canada and the United States,
	since July 1994.	February 18, 2002
TIMOTHY M. MARLOW Director British Columbia, Canada	Chartered Engineer	June 15, 2011
PETER BUSSE COO British Columbia, Canada	Professional Mining Engineer
Chief Operating Officer of the Company since
October 2007. Former GM Procon Group, a
contract mining development company, 2006
to 2007. Former Mine Manager, Placer Dome,
	Campbell Mine, 2002 to 2006.	N/A
KRIS BEGIC Vice President, Corporate Development	VP, Corporate Development of the Company.	N/A

Notes:
(1)	Member of the Audit Committee
(2)	Member of Compensation Committee
(3)	Member of Governance and Nominating Committee
(4)	Disclosure Committee

As of November 21, 2011, directors and officers of the Company own or control approximately 3,785,150 Common Shares representing approximately 2.13% of its issued and outstanding shares.

The term of office for each director of the Company expires at the annual general meeting of shareholders where they can be nominated for re-election.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company (or any of their personal holding companies):

(a)	is, or during the ten years preceding the date of this AIF has been, a director, chief executive officer or chief financial officer of any company, including the Company, that:

	(i)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial order; or

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(ii)

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

is, or during the ten years preceding the date of this AIF has been, a director or executive officer, of any company, including the Company, that while the director or executive officer was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(c)

has, within the ten years preceding the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

For the purposes hereof, “order” means:

(a)	a cease trade order;

(b)	an order similar to a cease trade order; or

(c)	an order that denied the relevant company access to any exemption under securities legislation,

that was in effect for a period of more than 30 consecutive days.

No director or executive officer of the Company (or any of their personal holding companies) has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body which would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the laws of British Columbia shall govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. The directors and officers of the Company are not aware of any such conflicts of interests.

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Code of Ethics

The Company has adopted a Code of Business Conduct (the “Code”) that applies to all of its directors, officers and employees, including the Chief Executive Officer and Chief Financial Officer. The Code includes provisions covering conflicts of interest, ethical conduct, compliance with applicable government laws, rules and regulations, disclosure in reports and documents filed with, or submitted to, the SEC, reporting of violations of the Code and accountability for adherence to the Code. A copy of the Code is posted on the Company’s website, at www.platinumgroupmetals.net.

Audit Committee

Pursuant to National Instrument 52-110 – Audit Committees (“NI 52-110”), companies that are required to file an AIF are required to provide certain disclosure with respect to their audit committee. The Company’s audit committee (“Audit Committee”) is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors.

Audit Committee Charter

The text of the Audit Committee Charter attached hereto as Schedule “A”.

Audit Committee Composition and Background

The Audit Committee is comprised of Eric Carlson (Chairman), Iain McLean and Barry Smee. All three members of the Audit Committee are independent and financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

In addition to each member’s general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee are set forth below:

Eric H. Carlson, B.Comm, Chartered Accountant - Mr. Carlson has over 20 years of real estate investment, development and management experience and he has been the President of Anthem Properties Corp. since July 1994. Anthem is an investment group that specializes in the acquisition and management of Class B retail, multi-family residential and office properties in high growth markets in Canada and the USA.

Iain D. C. McLean, B.Sc.Eng (ARSM), M.B.A., MIMM. C. Eng. - Experience as senior executive in several public companies managing operations, listings, capital raising, etc. Also has experience in underground mining operations in the UK and South Africa.

Dr. Barry W. Smee, Ph.D., P.Geo - Professional Geologist/Geochemist with 36 years in mineral exploration as quality control and laboratory audit expert.

The board of directors has determined that each of Mr. McLean and Mr. Carlson is an audit committee financial expert within the meaning of the regulations promulgated by the SEC and is independent within the meaning of the NYSE-AMEX Company Guide. Mr. McLean has an M.B.A. from Harvard Business School and a B.Sc (Eng.) in Mining from the Imperial College of Science and Technology (London, England). In addition to his education, Mr. McLean has gained relevant experience acting as the Chief Operating Officer of several private technology companies since 1995 and as the Vice President of Operations at Ballard Power Systems from 1993 to 1995. Mr. Carlson is a Chartered Accountant and holds a Bachelor of Commerce degree from the University of British Columbia.

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Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on any of the exemptions set out in Sections 2.4, 3.2, 3.4 or 3.5 of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110. No non-audit services were approved pursuant to a de minimis exemption to the pre-approval requirement.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the board of directors.

Pre-Approval Policies and Procedures

The Company’s Audit Committee is authorized to review the performance of the Company’s independent auditors and pre-approves all audit and non-audit services to be provided to the Company by its independent auditor. Prior to granting any pre-approval, the Audit Committee must be satisfied that the performance of the services in question is not prohibited by applicable securities laws and will not compromise the independence of the independent auditor. All non-audit services performed by the Company’s auditor for the fiscal year ended August 31, 2011 and August 31, 2010 have been pre-approved by the Audit Committee.

Independent Auditor’s Fees

The aggregate fees billed by the Company’s current independent auditor, PricewaterhouseCoopers LLP.

	Year ended August 31, 2011	Year ended August 31, 2010
Audit Fees	$307,024	$245,876
Audit-Related Fees(1)	34,913	Nil
Tax Fees(2)	14,863	$250,888
All Other Fees(3)	Nil	$20,970
Total	356,799	$517,734

Notes:
(1)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, which are not included under the heading “Audit Fees”.
(2)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning, and restructuring advice.
(3)	The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

Legal Proceedings and Regulatory Actions

There are no pending or material proceedings to which the Company is or is likely to be a party or of which any of our properties is or is likely to be the subject.

Interest of Management and Others in Material Transactions

No director, executive officer or principal shareholder of the Company, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this AIF that has materially affected or will materially affect the Company.

Transfer Agents and Registrars

The Company’s transfer agent and registrar is:

Computershare Investor Services Inc.
3rd floor – 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

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2011 Annual Information Form

Material Contracts

Other than the Maseve Shareholders Agreement, there are no contracts of the Company other than contracts entered into in the ordinary course of business of the Company (See “General Development of the Company”), that are material to the Company and that were entered into within the most recently completed financial year of the Company or before the most recently completed financial year of the Company and which are still in effect.

Names and Interests of Experts

Charles J. Muller, Minxcon (Pty) Ltd., Gordon I. Cunningham, Timothy Spindler, Turnberry Projects (Pty) Ltd. and Byron Stewart, Wardrop Engineering Inc. have been named as having prepared reports described or included in a filing, or referred to in a filing, made under NI 51-102 by the Company during, or relating to, the Company’s most recently completed financial year.

None of the aforementioned firms or persons held any securities or property of the Company or any associate or affiliate of the Company when they prepared the reports referred to above or following the preparation of such reports nor did they receive any direct or indirect interest in any securities or other property of the Company or any associate or affiliate of the Company in connection with the preparation of the reports (other than compensation in cash for their services).

None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

The Company’s independent auditors are PricewaterhouseCoopers LLP, Chartered Accountants, who have issued an independent auditors’ report dated November 21, 2011 in respect of the Company’s consolidated financial statements as at August 31, 2011 and for the year ended August 31, 2011 and the Company’s internal control over financial reporting as at August 31, 2011. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the rules of the US Securities and Exchange Commission.

Additional Information

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including details as to directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s information circular for its most recent annual meeting of shareholders.

Additional financial information is provided in the Company’s 2011 Annual Report containing the Management’s Discussion and Analysis and the Consolidated Financial Statements for the year ended August 31, 2011.

Copies of the above may be obtained, on the Company’s website www.platinumgroupmetals.net; on the SEDAR website at www.sedar.com; or by calling the Company’s investor relations personnel at 604-899-5450.

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Schedule “A”

PLATINUM GROUP METALS LTD. (the “Corporation”)

AUDIT COMMITTEE CHARTER

1.	General

The Board of Directors of the Corporation (the “Board”) has established an Audit Committee (the “Committee”) to assist the Board in fulfilling its oversight responsibilities. The Committee will review and oversee the financial reporting and accounting process of the Corporation, the system of internal control and management of financial risks, the external audit process, and the Corporation’s process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the Committee will maintain effective working relationships with the Board, management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each Committee member will obtain an understanding of the responsibilities of Committee membership as well as the Corporation’s business, operations and risks.

The Corporation’s independent auditor is ultimately accountable to the Board and to the Committee.

The Board and Committee, as representatives of the Corporation’s shareholders, have the ultimate authority and responsibility to evaluate the independent auditor, to nominate annually the independent auditor to be proposed for shareholder approval, to determine appropriate compensation for the independent auditor, and where appropriate, to replace the outside auditor. In the course of fulfilling its specific responsibilities hereunder, the Committee must maintain free and open communication between the Corporation’s independent auditors, Board and Corporation management. The responsibilities of a member of the Committee are in addition to such member’s duties as a member of the Board.

2.	Members

The Board will in each year appoint a minimum of three (3) directors as members of the Committee.

All members of the Committee shall be non-management directors and shall be independent within the meaning of all applicable U.S. and Canadian securities laws and the rules of the Toronto Stock Exchange and the NYSE Amex LLC, unless otherwise exempt from such requirements.

None of the members of the Committee may have participated in the preparation of the financial statements of the Corporation or any current subsidiary of the Corporation at any time during the past three years.

All members of the Committee shall be able to read and understand fundamental financial statements and must be financially literate within the meaning of all applicable U.S. and Canadian securities laws or become financially literate within a reasonable period of time following his or her appointment. Additionally, at least one member of the Committee shall be financially sophisticated and shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, which may include being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities.

3.	Duties

The Committee will have the following duties:

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Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.
Gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively.
Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

Review any legal matters which could significantly impact the financial statements as reported on by the Corporation’s counsel and engage outside independent counsel and other advisors whenever as deemed necessary by the Committee to carry out its duties.

Review the Corporation’s annual and quarterly financial statements, including Management’s Discussion and Analysis with respect thereto, and all annual and interim earnings press releases, prior to public dissemination, including any certification, report, opinion or review rendered by the external auditors and determine whether they are complete and consistent with the information known to Committee members; determine that the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles.

Pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure thereof.
Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies.
Review audit issues related to the Corporation’s material associated and affiliated companies that may have a significant impact on the Corporation’s equity investment.
Meet with management and the external auditors to review the annual financial statements and the results of the audit.
Evaluate the fairness of the interim financial statements and related disclosures including the associated Management’s Discussion and Analysis, and obtain explanations from management on whether:
actual financial results for the interim period varied significantly from budgeted or projected results;
generally accepted accounting principles have been consistently applied;
there are any actual or proposed changes in accounting or financial reporting practices; or
there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure.
Review the external auditors’ proposed audit scope and approach and ensure no unjustifiable restriction or limitations have been placed on the scope.

Recommend to the Board an external auditor to be nominated for appointment by the Corporation’s shareholders. Subject to the appointment of the Corporation’s external auditor by the Corporation’s shareholders, the Committee will be directly responsible for the appointment, compensation, retention and oversight of the work of external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting. The Corporation’s external auditor shall report directly to the Committee.

Review with the Corporation’s management, on a regular basis, the performance of the external auditors, the terms of the external auditor’s engagement, accountability and experience.
Pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the external auditor.

Consider at least annually the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services obtained by the Corporation, including:

insuring receipt from the independent auditor of a formal written statement delineating all relationships between the independent auditor and the Company, consistent with the Independence Standards Board Standard No. 1 and related Canadian regulatory body standards;
considering and discussing with the independent auditor any relationships or services, including non-audit services, that may impact the objectivity and independence of the independent auditor; and
as necessary, taking, or recommending that the Board take, appropriate action to oversee the independence of the independent auditor.

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Ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure contained in the Corporation’s financial statements, Management’s Discussion and Analysis and annual and interim earnings press releases; and must periodically assess the adequacy of those procedures.

Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.
Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.
Establish a procedure for:
the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and
the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters.
Meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately in the absence of management.
Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.
Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.
Review and oversee all related party transactions.
Perform other functions as requested by the Board.
If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist, and set the compensation to be paid to such special counsel or other experts.
Review and re-assess annually the adequacy of this Charter and recommend updates to this charter; receive approval of changes from the Board.
With regard to the Corporation’s internal control procedures, the Committee is responsible to:

review the appropriateness and effectiveness of the Corporation’s policies and business practices which impact on the financial integrity of the Corporation, including those related to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management; and

review compliance under the Corporation’s business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate; and

review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and
periodically review the Corporation’s financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

Comply with Rule 10A – 3(b)(2), (3), (4) and (5) under the Securities Exchange Act of 1934.

4.	Chair

The Committee will in each year appoint the Chair of the Committee from among the members of the Committee. In the Chair’s absence, or if the position is vacant, the Committee may select another member as Chair. The Chair will not have a casting vote.

5.	Meetings

The Committee will meet at least once every calendar quarter. Special meetings shall be convened as required. Notices calling meetings shall be sent to all members of the Committee, all Board members and the external auditor. The external auditor of the Corporation must be given reasonable notice of, and has the right to appear before and to be heard at, each meeting of the Committee. At the request of the external auditor, the Committee must convene a meeting of the Committee to consider any matter that the external auditor believes should be brought to the attention of the Board or shareholders of the Corporation.

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The Committee may invite such other persons (e.g. without limitation, the President or Chief Financial Officer) to its meetings, as it deems appropriate.

6.	Quorum

A majority of members of the Committee, present in person, by teleconferencing, or by videoconferencing, or by any combination of the foregoing, will constitute a quorum.

7.	Removal and Vacancy

A member may resign from the Committee, and may also be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as the member ceases to be a director of the Corporation. The Board will fill vacancies in the Committee by appointment from among the directors in accordance with Section 2 of this Charter. Subject to quorum requirements, if a vacancy exists on the Committee, the remaining members will exercise all of the Committee’s powers.

8.	Authority

The Committee may:

  engage independent counsel and other advisors as it determines necessary to carry out its duties.

  set and pay the compensation for any advisors employed by the Committee; and

  communicate directly with the internal and external auditors.

The Committee may also, within the scope of its responsibilities, seek any information it requires from any employee and from external parties, to obtain outside legal or professional advice, and to ensure the attendance of Corporation officers at meetings as appropriate.

9.	Secretary and Minutes

The Chair of the Committee will appoint a member of the Committee or other person to act as Secretary of the Committee for purposes of a meeting of the Committee. The minutes of the Committee meetings shall be in writing and duly entered into the books of the Corporation, and will be circulated to all members of the Board.

10.	Funding

The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of (a) compensation to any registered public accounting firm engaged for the purposes of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation; (b) compensation to any advisers employed by the Committee; and (c) ordinary administrative expenses of the Committee that are necessary or appropriate in carry out its duties.

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Schedule “B”

Glossary of Mining Terms

The following is a glossary of certain mining terms used in this Annual Information Form.

“AEM” is an abbreviation for airborne electromagnetic.

"Ag" refers to silver.

“anomalous” refers to a sample or location that either (i) the concentration of an element(s) or (ii) geophysical measurement is significantly different from the average background values in the area.

“anomaly” refers to the geographical area corresponding to anomalous geochemical or geophysical values. “anorthosite” is a rock comprised of largely feldspar minerals and minor mafic iron-magnesium minerals. "As" refers to arsenic.

“assay” is an analysis to determine the quantity of one or more elemental components. "Au" refers to gold.

“BIC” is an abbreviation for the Bushveld Igneous Complex in South Africa, the source of most of the world’s platinum and is a significant producer of palladium and other platinum group metals (PGM’s) as well as chrome.

“breccia” is a rock type with angular fragments of one composition surrounded by rock of another composition or texture.

"bulk placer sampling" (in the context of placer properties) refers to the process of obtaining individual gravel samples in the order of 5 to 15 cubic yards using an excavating machine and running the samples through a concentrating device to measure the placer gold content per cubic yard.

“chalcopyrite” is a copper sulfide mineral.

“channel sample” is a surface sample which has been collected by continuous sampling across a measured interval, and is considered to be representative of the area sampled.

“chargeability” is a measure of electrical capacitance of a rock that may indicate the presence of disseminated sulfide minerals but not all chargeability features are caused by such sulfides.

"cm" refers to centimetres.

“crosscut” is a mine working, which is driven horizontally and at right angles to an adit, drift or level.

"Cu" refers to copper.

“deposit” is a mineralized body, which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing ore reserves, until final legal, technical, and economic factors have been resolved.

“diamond drill” is a type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of the long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock that is covered in long cylindrical sections, an inch or more in diameter.

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“early-stage exploration property” refers to a property that has been subjected to a limited amount of physical testing and systematic exploration work with no known extensive zone of mineralization.

“EM” is an abbreviation for electromagnetic.

“exploration stage” refers to the stage where a company is engaged in the search for minerals deposits (reserves), which are not in either the development or production stage.

“fault” is a fracture in a rock across which there has been displacement.

“fracture” is a break in a rock, usually along flat surfaces.

“gabbro” is an intrusive rock comprised of a mixture of mafic minerals and feldspars.

“gossanous” refers to a rock outcrop that is strongly stained by iron oxides.

“grab sample” is a sample of selected rock chips collected from within a restricted area of interest.

“grade” is the concentration of an ore metal in a rock sample, given either as weight percent for base metals (i.e., Cu, Zn, Pb) or in grams per tonne (g/t) or ounces per short ton (oz/t) for precious or platinum group metals.

"g/t" refers to grams per tonne.

“highly anomalous” is an anomaly, which is in approximately the 90th percentile of the sample or measurement population.

"ICP" refers to inductively coupled plasma, a laboratory technique used for the quantitative analysis of samples (soil, rock, etc.) taken during field exploration programs.

“indicated mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“intrusive” is a rock mass formed below earth’s surface from molten magma, which was intruded into a pre-existing rock mass and cooled to solid.

"IP survey" refers to induced polarization survey, a geophysical method of exploring an area in which physical properties relating to geology are used.

“kriging” is the numerical modelling by applying statistics to resource calculations (or other earth sciences problems). The method recognizes that samples are not independent and that spatial continuity between samples exists.

"lode mining" refers to mining in solid rock.

“mafic” is a rock type consisting of predominantly iron and magnesium silicate minerals with little quartz or feldspar minerals.

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“magmatic” means pertaining to magma, a naturally occurring silicate melt, which may contain suspended silicate crystals, dissolved gases, or both; magmatic processes are at work under the earth’s crust.

“measured mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“mid-stage exploration property” is one hosting a known zone of mineralization, which has been subjected to a limited amount of physical testing and systematic exploration work.

“mineralization” refers to minerals of value occurring in rocks.

“mineral reserve” is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when material is mined.

“mineral resource” is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

"Mo" refers to molybdenum, a hard, silver-white metal.

“National Instrument 43-101” NI 43-101 entitled “Standards of Disclosure for Mineral Projects” sets out Canadian securities reporting guidelines for mining companies.

“Ni” is an abbreviation for nickel.

“outcrop” refers to an exposure of rock at the earth’s surface. “overburden” is any material covering or obscuring rocks from view. "Pd" refers to palladium.

"PGM" refers to platinum group metals, i.e. platinum, palladium, rhodium and gold.

"PGE" refers to mineralization containing platinum group elements, i.e. platinum, palladium, rhodium and gold.

"placer mining" is the mining of unconsolidated material, which overlies solid rock (bedrock).

“ppb” refers to parts per billion.

"ppm" refers to parts per million.

“probable mineral reserve” is the economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

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“proven mineral reserve” is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified

"Pt” refers to platinum.

“pyrite” is an iron sulfide mineral.

“pyroxenite” refers to a relatively uncommon dark-coloured rock consisting chiefly of pyroxene; pyroxene is a type of rock containing sodium, calcium, magnesium, iron, titanium and aluminum combined with oxygen.

“quartz” is a common rock-forming mineral (SiO2).

"Rh" refers to rhodium, a platinum metal. Rhodium shares some of the notable properties of platinum, including its resistance to corrosion, its hardness and ductility. Wherever there is platinum in the earth, there is rhodium as well. In fact, most rhodium is extracted from a sludge that remains after platinum is removed from the ore. A high percentage of rhodium is also found in certain nickel deposits in Canada.

“room and pillar mining” is a method of mining flat-lying ore deposits in which the mined-out areas, or rooms, are separated by pillars of approximately the same size.

“stope” is an underground excavation from which ore has been extracted.

“tailings” is the material that remains after all metals considered economic have been removed from ore during milling.

“ultramafic” refers to types of rock containing relatively high proportions of the heavier elements such as magnesium, iron, calcium and sodium; these rocks are usually dark in colour and have relatively high specific gravities.

“VLF” means very low frequency.